

Vantage Rendering
South San Francisco, CA

Earnings Release and Supplemental Report

Third Quarter 2021

Healthpeak
PROPERTIES



Hayden Research Campus
Lexington, MA

TABLE OF
Contents

Healthpeak Reports Third Quarter 2021 Results

DENVER, November 2, 2021 - Healthpeak Properties, Inc. (NYSE: PEAK) today announced results for the third quarter ended September 30, 2021.

THIRD QUARTER 2021 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.10 per share, Nareit FFO of $0.36 per share, FFO as Adjusted of $0.40 per share, and blended Total Same-Store Portfolio Cash (Adjusted) NOI growth of 3.2%
  - Life Science and MOB Same-Store Portfolio Cash (Adjusted) NOI growth of 6.8% and 2.9%, respectively
  - Total pro forma Same-Store Portfolio Cash (Adjusted) NOI growth of 4.1% excluding government grants received under the CARES Act at our CCRC properties

– Announced $782 million of new acquisitions:
  - Through a series of eight separate transactions, and $625 million of initial investment, assembled 36 acres of income-producing properties and covered land plays in the Alewife submarket of West Cambridge to support significant future life science development activity over the next decade or more
  - Acquired a five acre covered land play in the Sorrento Mesa submarket of San Diego for $20 million to further strengthen our sizable position in the submarket and support future development
  - $137 million of new on-campus MOB acquisitions

– Life science development leasing:
  - Signed 178,000 square feet of new leases at our active developments, including 36,000 square feet at The Shore at Sierra Point Phase II, bringing the project to 100% pre-leased, and 142,000 square feet at 101 CambridgePark Drive, bringing the project to 88% pre-leased
  - Active life science developments 87% pre-leased as of the end of the third quarter

– New life science development start:
  - Commenced construction on the first phase of Vantage, a 343,000 square foot Class A life science development in South San Francisco

– Closed the final $149 million of senior housing dispositions, bringing total sales proceeds to $4 billion since July 2020

– Balance sheet
  - In September, closed on an upsized $3 billion revolving credit facility, extending maturity to 2026
  - Sold 9.1 million shares of common stock under our ATM equity program on a forward basis, which is expected to result in net proceeds of approximately $320 million
  - Net debt to adjusted EBITDAre of 5.0x as of September 30, 2021

– The Board of Directors declared a quarterly common stock cash dividend of $0.30 per share to be paid on November 19, 2021, to stockholders of record as of the close of business on November 8, 2021

– Received the Green Star designation from GRESB and named a constituent in the FTSE4Good Index, each for the tenth consecutive year; short-listed by *IR Magazine* for the Corporate Governance Awards – Best Proxy Statement for the second consecutive year

THIRD QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended September 30, 2021		Three Months Ended September 30, 2020	
	Amount	Per Share	Amount	Per Share
Net income (loss), diluted	$ 54,442	$ 0.10	$ (63,768)	$ (0.12)
Nareit FFO, diluted	196,565	0.36	164,603	0.31
FFO as Adjusted, diluted	219,784	0.40	215,381	0.40
AFFO, diluted	181,389		183,791	

Nareit FFO, FFO as Adjusted, AFFO, Same-Store Cash (Adjusted) NOI, Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "September 30, 2021 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month and year-to-date SS Cash (Adjusted) NOI growth on an actual and pro forma basis. The Pro Forma table reflects the results excluding government grants under the CARES Act for our CCRC portfolio.

Actual

Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth

	Three Month		Year-To-Date	
	SS Growth %	% of SS	SS Growth %	% of SS
Life science	6.8%	46.3%	7.7%	49.1%
Medical office	2.9%	43.0%	3.0%	48.0%
CCRC[1]	(9.0%)	10.7%	(14.2%)	2.9%
Total Portfolio	**3.2%**	**100.0%**	**4.6%**	**100.0%**

Pro Forma (excluding CARES)

Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth

	Three Month		Year-To-Date	
	SS Growth %	% of SS	SS Growth %	% of SS
Life science	6.8%	46.3%	7.7%	49.2%
Medical office	2.9%	43.0%	3.0%	48.0%
CCRC[1]	(1.7%)	10.7%	(5.8%)	2.8%
Total Portfolio	**4.1%**	**100.0%**	**5.0%**	**100.0%**

(1)   CCRC SS consists of 15 properties for the three month comparison and two properties for the year-to-date comparison.

ACQUISITIONS

WEST CAMBRIDGE ALEWIFE ASSEMBLAGE

Through a series of eight separate transactions, Healthpeak has acquired, or is under contract on, $625 million of acquisitions totaling approximately 36 acres of largely contiguous income-producing properties and covered land plays in the Alewife submarket of West Cambridge. The estimated blended year-one FFO yield across the assemblage is 4.2%.

Healthpeak intends to capitalize on robust market fundamentals and tenant demand through the development of multiple Class A life science buildings over the next decade-plus, extending our leading position in West Cambridge. This 36 acre campus has convenient access to the Alewife T station, Route 2, and the Minuteman Bike Trail, which link Cambridge, downtown Boston, and the western suburbs.

Alewife Submarket Acquisitions Overview:

- *CONCORD AVENUE CAMPUS:* 220,000 square foot three-building office and R&D campus that is 100% leased to Raytheon on 9.7 acres for $180 million. The site includes 10 & 20 Moulton Street, 77 Fawcett Street, 617 Concord Avenue and a land parcel at 645 Concord Avenue. The site includes densification opportunities upon expiration of the Raytheon lease in 2027. The acquisition closed in September 2021.

- *10 FAWCETT:* 132,000 square foot multi-tenant office building on 2.5 acres adjacent to the Concord Avenue campus for $73 million. The site includes densification opportunities. The acquisition closed in October 2021.

- *68 MOULTON:* 26,000 square foot office building on one acre directly abutting the Concord Avenue campus for $18 million. The site provides densification opportunities upon expiration of the lease in 2024. The acquisition closed in October 2021.

- *110 & 125 FAWCETT:* 53,000 square foot industrial building on 2.4 acres and adjacent to 68 Moulton for $45 million. The site provides densification opportunities and the potential for a pedestrian footbridge to improve connectivity to the Alewife T station. The acquisition is expected to close in late 2021.

- ***MOONEY STREET PARCELS:*** 145,000 square feet of flex office and industrial buildings on 11.9 acres for $123 million. Healthpeak intends to pursue additional entitlements on the site which, if successful, would result in an earn-out payment to the sellers of up to approximately $15 million. The campus includes 13 & 40-61 Mooney Street and 127 Smith Place. The site provides densification opportunities upon the expiration of the in-place short-term leases. The acquisition closed in October 2021.

- ***67 SMITH PLACE:*** 53,000 square foot industrial building on 4.4 acres for $72 million. 67 Smith Place abuts the Mooney Street parcels. The site provides future densification opportunities upon expiration of the in-place leases in 2022. The acquisition is under contract and expected to close in early 2022.

- ***725 CONCORD:*** 85,000 square foot medical office building 100% leased to an affiliate of Beth Israel Lahey Health (Moody's: A3) for $80 million. The site is 3.8 acres and provides direct connection to the Mooney Street and 67 Smith Place parcels. The site includes a surface parking lot which could be densified over time. The acquisition closed in October 2021.

- ***25 SPINELLI:*** Recently redeveloped 20,000 square foot life science building 100% leased to an affiliate of Flagship Pioneering for $34 million. The acquisition closed in October 2021.

For additional detail on the West Cambridge assemblage, please refer to the West Cambridge & South San Francisco Transaction Update presentation available in the Investor relations section of our website at https://ir.healthpeak.com/investor-presentations

VISTA SORRENTO CAMPUS, SORRENTO MESA

In October, Healthpeak closed on an off-market acquisition in the Sorrento Mesa submarket of San Diego for $20 million.

The Vista Sorrento campus consists of a 63,000 square foot office building on five acres of land. Following the near-term expirations of the in-place leases, Healthpeak intends to commence construction of a new Class A life science development. The Vista Sorrento site is across the street from Healthpeak's 250,000 square foot Sorrento Summit Campus.

NEW MOB ACQUISITIONS

Since our last earnings call, Healthpeak announced it acquired 232,000 square feet of on-campus MOBs for an aggregate $137 million. The Baylor and Lakeview acquisitions represent a blended stabilized Cash NOI capitalization rate of 5%, while the covered land acquisition in Seattle represents a 4% year-one Cash NOI capitalization rate.

BAYLOR MOBs

In September, Healthpeak acquired two Class A, on-campus MOBs totaling 138,000 square feet for $60 million in an off-market transaction. The properties are 89% occupied and are the only two MOBs on the campus of Baylor Scott & White's 118-bed hospital in Frisco, Texas. Baylor Scott & White (Moody's: Aa3) is ranked the #2 health system in the Dallas MSA and leases 37% of the properties' square footage. The acquisition adds to our market-leading MOB position in Dallas, bringing Healthpeak's ownership to over 4 million square feet in the MSA.

LAKEVIEW MOB

In October, Healthpeak acquired Lakeview Medical Pavilion, a 55,000 square foot on-campus MOB for $34 million in an off-market transaction. The property is on the campus of a 167-bed HCA hospital in Covington, Louisiana, part of the New Orleans MSA. The property, built in 2014, is 100% occupied with a weighted average lease term of 7 years.

SWEDISH MEDICAL MOB

In October, Healthpeak acquired 700 Broadway, a 39,000 square foot on-campus MOB located in the downtown Seattle healthcare cluster known as "First Hill" for $43 million. The property is on the campus of Swedish Medical Center and connected via an underground tunnel to the hospital. The property is 100% leased to Northwest Kidney Centers, the world's first dialysis organization. The site includes structured and surface parking, providing future densification opportunities. The acquisition brings Healthpeak's total square footage on the campus of Swedish Medical Center to 610,000 square feet with a current occupancy of approximately 97%.

PREVIOUSLY DISCLOSED MOB ACQUISITIONS

ATLANTIC HEALTH MOBs

In July 2021, Healthpeak acquired three buildings totaling 537,000 square feet for $155 million in an off-market transaction. The properties are located in Morristown, New Jersey and are 100% leased to Atlantic Health System, the leading health system in New Jersey, under triple-net leases with approximately 11 years of remaining lease term. The transaction also includes an adjacent land parcel that can support up to 80,000 square feet of medical office development.

HCA WESLEY WOODLAWN MOB

In July 2021, Healthpeak acquired Wesley Woodlawn located in Wichita, Kansas for $50 million. The 132,000 square foot medical campus is 100% leased to HCA with approximately 6 years of remaining lease term.

LIFE SCIENCE DEVELOPMENT LEASING UPDATES

THE SHORE

Interline Therapeutics, Inc. has signed a lease for the remaining 36,000 square feet at Phase II of The Shore at Sierra Point, bringing the entire 629,000 square foot campus to 100% leased or pre-leased. The lease is expected to commence in late 2022 upon completion of construction.

101 CAMBRIDGEPARK DRIVE

eGenesis, Inc. and Seres Therapeutics, Inc. have signed leases for a combined 142,000 square feet at 101 CambridgePark Drive, bringing the $180 million, 161,000 square foot development to 88% pre-leased. When combined with our adjacent life science holdings at 35 and 87 CambridgePark Drive, Healthpeak has created a flagship 449,000 square foot campus in the heart of West Cambridge.

VANTAGE DEVELOPMENT START

In October, Healthpeak commenced the first phase of its next South San Francisco life science development project, Vantage. Strategically located on the corner of Forbes Boulevard and at the door-step of Genentech's headquarters, the first phase of the development will include approximately 343,000 square feet, with total project costs of approximately $393 million.

The purpose-built lab campus will feature state-of-the-art design, an amenity center, flexible and efficient floor plates, and building systems that will accommodate a broad range of life science uses. Expected initial occupancy is in the second half of 2023.

Healthpeak expects to pursue additional entitlements for the remaining acreage on the Vantage land site, enabling the development of a multi-phase campus totaling one million square feet based on existing zoning, with the potential for significantly more subject to entitlements.

BALANCE SHEET

In September, Healthpeak closed on an upsized $3 billion revolving credit facility extending maturity to 2026.

During the third quarter, Healthpeak sold 9.1 million shares of common stock under the ATM equity offering program on a forward basis at an average price of approximately $35.60 per share (before underwriting discounts), which is expected to result in net proceeds of approximately $320 million.

SENIOR HOUSING DISPOSITIONS

Subsequent to our August 2, 2021 earnings release, Healthpeak closed on a total of $149 million of senior housing sales and loan repayments, bringing cumulative gross proceeds to $4 billion since July 2020.

Following completion of the identified senior housing dispositions, Healthpeak's remaining rental senior housing exposure consists solely of a 53.5% interest in a 19-property senior housing joint venture.

DIVIDEND

On October 27, Healthpeak announced that its Board declared a quarterly common stock cash dividend of $0.30 per share to be paid on November 19, 2021, to stockholders of record as of the close of business on November 8, 2021.

ESG

Healthpeak received the Green Star designation from GRESB and was named a constituent in the FTSE4Good Index, each for the tenth consecutive year. We also maintained a "Prime" rating from ISS ESG Corporate Rating, recognizing top ESG performance within our industry. Healthpeak was also short-listed for the Corporate Governance Awards 2021 – Best Proxy Statement by *IR Magazine* for the second consecutive year and named a Women's Forum of New York Corporate Champion for the fourth time.

2021 GUIDANCE

For full year 2021, we are updating the following guidance ranges:

- Diluted earnings per common share from $0.95 – $1.01 to $0.94 – $0.98
- Diluted Nareit FFO per share from $1.06 – $1.12 to $1.09 – $1.13
- Diluted FFO as Adjusted per share from $1.55 – $1.61 to $1.58 – $1.62
- Blended Total Portfolio Same-Store Cash (Adjusted) NOI growth from 2.25% – 3.75% to 3.50% – 4.00%

COMPANY INFORMATION

Healthpeak has scheduled a conference call and webcast for Wednesday, November 3, 2021, at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time) to present its performance and operating results for the third quarter ended September 30, 2021. The conference call is accessible by dialing (888) 317-6003 (U.S.) or (412) 317-6061 (international). The conference ID number is 8608073. You may also access the conference call via webcast in the Investor Relations section of our website at http://ir.healthpeak.com. An archive of the webcast will be available on Healthpeak's website through November 3, 2022, and a telephonic replay can be accessed through November 17, 2021, by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (international) and entering conference ID number 10160585. Our Supplemental Report for the current period is also available, with this earnings release, in the Investor Relations section of our website.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns and develops high-quality real estate in the three private-pay healthcare asset classes of Life Science, Medical Office and CCRCs. At Healthpeak, we pair our deep understanding of the healthcare real estate market with a strong vision for long-term growth. For more information regarding Healthpeak, visit www.healthpeak.com.

FORWARD-LOOKING STATEMENTS

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions discussed in this release; (ii) the payment of a quarterly cash dividend; and (iii) the information presented under the heading "2021 Guidance." Pending acquisitions, dispositions, and leasing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the COVID-19 pandemic and health and safety measures intended to reduce its spread, the availability, effectiveness and public usage and acceptance of vaccines, and how quickly and to what extent normal economic and operating conditions can resume within the markets in which we operate; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; increased competition, operating costs and market changes affecting our tenants, operators and borrowers; the financial condition of our tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested in multiple industries; our ability to identify replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; our property development and redevelopment activity risks, including costs above original estimates, project delays and lower occupancy rates and rents than expected; changes within the life science industry; high levels of regulation, funding requirements, expense and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our MOBs are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to maintain or expand our hospital and health system client relationships; economic and other conditions that negatively affect geographic areas from which we recognize a greater percentage of our revenue; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of contingent rent provisions and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to make material acquisitions and successfully integrate them; the potential impact on us and our tenants, operators and borrowers from litigation matters, including rising liability and insurance costs; our ability to foreclose on collateral securing our real estate-related loans; laws or regulations prohibiting eviction of our tenants; the failure of our tenants and operators to comply with federal, state and local laws and regulations, including resident health and safety requirements, as well as licensure, certification and inspection requirements; required regulatory approvals to transfer our healthcare properties; compliance with the Americans with Disabilities Act and fire, safety and other health regulations; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administration decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Program and other COVID-19 related stimulus and relief programs; volatility or uncertainty in the capital markets, the availability and cost of capital as impacted by interest rates, changes in our credit ratings and the value of our common stock, and other conditions that may adversely impact our ability to fund our obligations or consummate transactions, or reduce the earnings from potential transactions; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; changes in global, national and local economic and other conditions; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; environmental compliance costs and liabilities associated with our real estate investments; our ability to maintain our qualification as a real estate investment trust ("REIT"); changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; unfavorable litigation resolution or disputes; the loss or limited availability of our key personnel; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

CALCULATIONS

The estimated capitalization rates and yield ranges included in this release are calculated by dividing projected NOI or Cash (Adjusted) NOI for the applicable properties by the aggregate purchase price or development cost, as applicable, for such properties. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space) or 12 months from the acquisition date. Newly completed developments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service.

The aggregate NOI or Cash (Adjusted) NOI projections used in calculating the capitalization rates and yield ranges included in this presentation are based on (i) information currently available to us, including, in connection with acquisitions, information made available to us by the seller in the diligence process, and (ii) certain assumptions applied by us related to anticipated occupancy, rental rates, property taxes and other expenses over a specified period of time in the future based on historical data and the Company's knowledge of and experience with the submarket. Accordingly, the capitalization rates and yield ranges included in this presentation are inherently based on inexact projections that may be incorrect or imprecise and may change as a result of events or factors currently unknown to the Company. The actual capitalization rates for these properties may differ materially and adversely from the estimated stabilized capitalization rates and yield ranges discussed in this release based on numerous factors, including any difficulties achieving assumed occupancy and/or rental rates, development delays, unanticipated expenses not payable by a tenant, tenant defaults, the results of purchase price allocations, as well as the risk factors set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2020 and its subsequent filings with the SEC.

CONTACT

Andrew Johns, CFA
Vice President – Corporate Finance and Investor Relations
720-428-5400

Healthpeak Properties, Inc.

Consolidated Balance Sheets
In thousands, except share and per share data
(unaudited)

	September 30, 2021	December 31, 2020
Assets		
Real estate:		
Buildings and improvements	$ 11,759,664	$ 11,048,433
Development costs and construction in progress	845,382	613,182
Land	2,206,422	1,867,278
Accumulated depreciation and amortization	(2,734,832)	(2,409,135)
Net real estate	12,076,636	11,119,758
Net investment in direct financing leases	44,706	44,706
Loans receivable, net of reserves of $2,727 and $10,280	411,062	195,375
Investments in and advances to unconsolidated joint ventures	389,095	402,871
Accounts receivable, net of allowance of $3,690 and $3,994	44,699	42,269
Cash and cash equivalents	201,099	44,226
Restricted cash	53,699	67,206
Intangible assets, net	520,335	519,917
Assets held for sale and discontinued operations, net	105,009	2,626,306
Right-of-use asset, net	218,524	192,349
Other assets, net	678,638	665,106
Total assets	$ 14,743,502	$ 15,920,089
Liabilities and Equity		
Bank line of credit and commercial paper	$ 1,024,000	$ 129,590
Term loan	—	249,182
Senior unsecured notes	4,157,834	5,697,586
Mortgage debt	356,570	221,621
Intangible liabilities, net	144,004	144,199
Liabilities related to assets held for sale and discontinued operations, net	18,910	415,737
Lease liability	191,444	179,895
Accounts payable, accrued liabilities, and other liabilities	729,939	760,617
Deferred revenue	782,413	774,316
Total liabilities	7,405,114	8,572,743
Commitments and contingencies		
Redeemable noncontrolling interests	119,591	57,396
Common stock, $1.00 par value: 750,000,000 shares authorized; 539,066,131 and 538,405,393 shares issued and outstanding	539,066	538,405
Additional paid-in capital	10,122,112	10,175,235
Cumulative dividends in excess of earnings	(3,987,537)	(3,976,232)
Accumulated other comprehensive income (loss)	(3,281)	(3,685)
Total stockholders' equity	6,670,360	6,733,723
Joint venture partners	347,180	357,069
Non-managing member unitholders	201,257	199,158
Total noncontrolling interests	548,437	556,227
Total equity	7,218,797	7,289,950
Total liabilities and equity	$ 14,743,502	$ 15,920,089

Healthpeak Properties, Inc.

Consolidated Statements of Operations
In thousands, except per share data
(unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,	
		2021	**2020**	**2021**	**2020**
Revenues:					
Rental and related revenues	$	353,516	$ 301,941	$ 1,022,130	$ 872,511
Resident fees and services		119,022	115,031	352,458	320,737
Income from direct financing leases		2,179	2,150	6,522	7,569
Interest income		6,748	4,443	31,869	12,361
Total revenues		481,465	423,565	1,412,979	1,213,178
Costs and expenses:					
Interest expense		35,905	53,734	121,429	164,248
Depreciation and amortization		177,175	141,971	506,172	406,774
Operating		202,139	183,141	574,032	598,326
General and administrative		23,270	21,661	72,260	67,730
Transaction costs		—	1,984	1,417	16,920
Impairments and loan loss reserves (recoveries), net		285	(1,777)	4,458	16,167
Total costs and expenses		438,774	400,714	1,279,768	1,270,165
Other income (expense):					
Gain (loss) on sales of real estate, net		14,635	2,283	189,873	85,636
Gain (loss) on debt extinguishments		(667)	(17,921)	(225,824)	(42,912)
Other income (expense), net		1,670	6,744	5,604	234,812
Total other income (expense), net		15,638	(8,894)	(30,347)	277,536
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures		58,329	13,957	102,864	220,549
Income tax benefit (expense)		649	(22,970)	1,404	6,792
Equity income (loss) from unconsolidated joint ventures		2,327	(18,749)	4,517	(47,630)
Income (loss) from continuing operations		**61,305**	**(27,762)**	**108,785**	**179,711**
Income (loss) from discontinued operations		**601**	**(31,819)**	**384,569**	**98,297**
Net income (loss)		**61,906**	**(59,581)**	**493,354**	**278,008**
Noncontrolling interests' share in continuing operations		(7,195)	(3,616)	(14,036)	(10,565)
Noncontrolling interests' share in discontinued operations		—	(220)	(2,539)	(274)
Net income (loss) attributable to Healthpeak Properties, Inc.		**54,711**	**(63,417)**	**476,779**	**267,169**
Participating securities' share in earnings		(269)	(351)	(3,001)	(2,151)
Net income (loss) applicable to common shares	$	**54,442**	$ **(63,768)**	$ **473,778**	$ **265,018**
Basic earnings (loss) per common share:					
Continuing operations	$	0.10	$ (0.06)	$ 0.17	$ 0.32
Discontinued operations		0.00	(0.06)	0.71	0.18
Net income (loss) applicable to common shares	$	0.10	$ (0.12)	$ 0.88	$ 0.50
Diluted earnings (loss) per common share:					
Continuing operations	$	0.10	$ (0.06)	$ 0.17	$ 0.32
Discontinued operations		0.00	(0.06)	0.71	0.18
Net income (loss) applicable to common shares	$	0.10	$ (0.12)	$ 0.88	$ 0.50
Weighted average shares outstanding:					
Basic		539,021	538,333	538,879	527,908
Diluted		539,388	538,333	539,159	528,455

Healthpeak Properties, Inc.

Funds From Operations
In thousands, except per share data
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2021	2020	2021	2020
Net income (loss) applicable to common shares	$ 54,442	$ (63,768)	$ 473,778	$ 265,018
Real estate related depreciation and amortization[1]	177,175	173,630	506,172	541,394
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	4,722	24,822	12,044	80,050
Noncontrolling interests' share of real estate related depreciation and amortization	(4,849)	(5,020)	(14,599)	(15,043)
Other real estate-related depreciation and amortization	—	319	—	2,447
Loss (gain) on sales of depreciable real estate, net[1]	(41,393)	(149)	(598,531)	(247,881)
Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures	(1,068)	—	(6,934)	(9,248)
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	3,450	—	5,628	(3)
Loss (gain) upon change of control, net[2]	—	(3,259)	(1,042)	(173,222)
Taxes associated with real estate dispositions	483	551	2,666	(10,989)
Impairments (recoveries) of depreciable real estate, net	1,952	37,477	5,695	85,996
Nareit FFO applicable to common shares	194,914	164,603	384,877	518,519
Distributions on dilutive convertible units and other	1,651	—	—	5,380
Diluted Nareit FFO applicable to common shares	$ 196,565	$ 164,603	$ 384,877	$ 523,899
Diluted Nareit FFO per common share	$ 0.36	$ 0.31	$ 0.71	$ 0.98
Weighted average shares outstanding - diluted Nareit FFO	544,889	538,645	539,159	533,963
Impact of adjustments to Nareit FFO:				
Transaction-related items[3]	$ 1,259	$ 2,276	$ 6,638	$ 95,342
Other impairments (recoveries) and other losses (gains), net[4]	20,073	(2,927)	25,161	(29,943)
Restructuring and severance related charges	—	—	2,463	—
Loss (gain) on debt extinguishments	667	17,921	225,824	42,912
Litigation costs (recoveries)	—	26	—	232
Casualty-related charges (recoveries), net	558	469	5,203	469
Foreign currency remeasurement losses (gains)	—	—	—	153
Valuation allowance on deferred tax assets[5]	—	31,161	—	31,161
Tax rate legislation impact[6]	—	—	—	(3,590)
Total adjustments	22,557	48,926	265,289	136,736
FFO as Adjusted applicable to common shares	217,471	213,529	650,166	655,255
Distributions on dilutive convertible units and other	2,313	1,852	6,323	5,244
Diluted FFO as Adjusted applicable to common shares	$ 219,784	$ 215,381	$ 656,489	$ 660,499
Diluted FFO as Adjusted per common share	$ 0.40	$ 0.40	$ 1.20	$ 1.24
Weighted average shares outstanding - diluted FFO as Adjusted	546,714	544,146	546,485	533,963

(1) This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations and the detailed financial information in the Discontinued Operations Reconciliation section of this Supplemental Report.

(2) For the nine months ended September 30, 2020, includes a $170 million gain upon consolidation of 13 continuing care retirement communities ("CCRCs") in which we acquired Brookdale's interest and began consolidating during the first quarter of 2020. Gains and losses upon change of control are included in other income (expense), net in the Consolidated Statements of Operations.

(3) For the nine months ended September 30, 2020, includes the termination fee and transition fee expenses related to terminating the management agreements with Brookdale for 13 CCRCs and transitioning those communities to Life Care Services, LLC, partially offset by the tax benefit recognized related to those expenses. The expenses related to terminating management agreements are included in operating expenses in the Consolidated Statements of Operations.

(4) For the three and nine months ended September 30, 2021, includes a $22 million and $29 million goodwill impairment charge, respectively, in connection with our senior housing triple-net and SHOP asset sales which are reported in income (loss) from discontinued operations in the Consolidated Statements of Operations. The nine months ended September 30, 2021 also includes $6 million of accelerated recognition of a mark-to-market discount, less loan fees, resulting from prepayments on loans receivable which is included in interest income in the Consolidated Statements of Operations. For the nine months ended September 30, 2020, includes a $42 million gain on sale of a hospital that was in a direct financing lease ("DFL") which is included in other income (expense), net in the Consolidated Statements of Operations. The remaining activity for the three and nine months ended September 30, 2021 and 2020 includes reserves for loan losses and land impairments recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(5) For the three and nine months ended September 30, 2020, represents the valuation allowance and corresponding income tax expense related to deferred tax assets that are no longer expected to be realized as a result of our plan to dispose of our SHOP portfolio. We determined we were unlikely to hold the assets long enough to realize the future value of certain deferred tax assets generated by the net operating losses of our taxable REIT subsidiaries.

(6) For the nine months ended September 30, 2020, represents the tax benefit from the CARES Act, which extended the net operating loss carryback period to five years.

Healthpeak Properties, Inc.
Adjusted Funds From Operations
In thousands
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2021	**2020**	**2021**	**2020**
FFO as Adjusted applicable to common shares	$ 217,471	$ 213,529	$ 650,166	$ 655,255
Amortization of stock-based compensation	4,436	4,420	13,895	13,392
Amortization of deferred financing costs	2,343	2,554	6,677	7,670
Straight-line rents	(8,290)	(9,542)	(23,627)	(24,086)
AFFO capital expenditures	(28,980)	(20,756)	(72,112)	(61,329)
Deferred income taxes	(1,747)	(7,300)	(6,240)	(9,200)
Other AFFO adjustments	(5,494)	886	(15,181)	1,641
AFFO applicable to common shares	179,739	183,791	553,578	583,343
Distributions on dilutive convertible units and other	1,650	—	4,512	5,380
Diluted AFFO applicable to common shares	**$ 181,389**	**$ 183,791**	**$ 558,090**	**$ 588,723**
Weighted average shares outstanding - diluted AFFO	544,889	538,645	544,660	533,963

Overview[1][2]

As of and for the quarter and nine months ended September 30, 2021, dollars, square feet, and shares in thousands, except per share data

	3Q21	YTD 2021
Financial Metrics		
Diluted earnings per common share	$0.10	$0.88
Diluted Nareit FFO per common share	$0.36	$0.71
Diluted FFO as Adjusted per common share	$0.40	$1.20
Dividends per common share	$0.30	$0.90
Portfolio Real Estate Revenues[3][4]	$485,064	$1,420,542
Portfolio NOI[3][4][5]	$271,359	$806,577
Portfolio Cash (Adjusted) NOI[3][4][5]	$257,335	$765,785
Portfolio Income[3][4][5]	$264,083	$797,653

	3Q21	% of Total 3Q21 SS	YTD 2021	% of Total YTD SS
Same-Store Cash (Adjusted) NOI Growth				
Life science	6.8%	46.3%	7.7%	49.1%
Medical office	2.9%	43.0%	3.0%	48.0%
CCRC[4][5][6]	(9.0%)	10.7%	(14.2%)	2.9%
Total[6]	**3.2%**	**100.0%**	**4.6%**	**100.0%**

	3Q21			3Q21
Capitalization		**Debt Ratios**		
Common stock outstanding and DownREIT units	546,392	Financial Leverage		31.0%
Total Market Equity	$18,293,204	Secured Debt Ratio		2.2%
Enterprise Debt	$5,568,914	Net Debt to Adjusted EBITDAre		5.0x
		Adjusted Fixed Charge Coverage		6.4x

	Total Portfolio		Operating Portfolio	
	Property Count	Capacity[7]	Capacity	Occupancy[8]
Portfolio Statistics				
Life science	146	11,745 Sq. Ft.	10,463 Sq. Ft.	97.1%
Medical office	300	24,412 Sq. Ft.	23,993 Sq. Ft.	90.1%
CCRC[9]	15	7,437 Units	7,437 Units	79.5%
Other[10]	19	3,354 Units	3,354 Units	74.3%
Total	**480**			

(1) Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this report can be found at http://ir.healthpeak.com/quarterly-results. Totals throughout this Earnings Release and Supplemental Report may not add due to rounding.

(2) Segments, NOI, and other key performance metrics are inclusive of our share in unconsolidated JVs and exclusive of noncontrolling interest share in consolidated JVs. See the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures found at http://ir.healthpeak.com/quarterly-results for further information.

(3) Excludes discontinued operations.

(4) 3Q21 includes $0.0 million and YTD includes $2.4 million of government grants under the CARES Act for our CCRC and Other segments, which is included in Other income (expense), net, and Equity income/(loss) from unconsolidated joint ventures, in our Consolidated Statement of Operations; $0.0 million and $0.1 million of which relates to properties in Same-Store in our CCRC Segment for 3Q21 and YTD, respectively.

(5) 3Q21 includes $1.2 million and YTD includes $5.9 million of identifiable COVID expenses for our CCRC and Other segments; $1.1 million and $1.4 million of which relates to properties in Same-Store in our CCRC Segment for 3Q21 and YTD, respectively.

(6) Excluding government grants received under the CARES Act, Same-Store year-over-year three-month Cash (Adjusted) NOI growth would have been (1.7%) for CCRC and 4.1% for Total Portfolio, and the year-to-date Same-Store would have been for (5.8%) for CCRC and 5.0% for Total Portfolio.

(7) Total Portfolio Capacity includes estimated capacity upon the completion of Development and Redevelopment projects.

(8) Occupancy for Life science and Medical office is calculated as of the end of the period presented and is based on square feet. Occupancy for CCRC and Other is calculated based on the most recent three-month average available and is based on units. Occupancy excludes assets held for sale.

(9) CCRC occupancy as of September 30, 2021 was 80.7% for non-SNF care types (AL, IL, and memory care) and 73.5% for SNF.

(10) Our Other non-reportable segment includes nineteen assets in our unconsolidated SWF SH JV.

Portfolio Summary[1]

As of and for the quarter ended September 30, 2021, dollars in thousands, excludes discontinued operations

	Property Count	Weighted Average Age[2]		Portfolio Investment		Portfolio Income
Property Portfolio						
Life science	135	14	$	7,235,367	$	129,270
Medical office	289	24		5,762,409		103,563
CCRC	15	30		2,219,079		20,930
Other	19	23		455,743		3,571
	458	**19**	**$**	**15,672,598**	**$**	**257,335**
Developments						
Life science	10	—	$	596,297	$	—
Medical office	5	—		76,423		—
	15	**—**	**$**	**672,720**	**$**	**—**
Redevelopments[3]						
Life science	1	—	$	104,489	$	—
Medical office	6	—		14,587		—
	7	**—**	**$**	**119,076**	**$**	**—**
Debt Investments						
Seller financing loans	—	—	$	442,887	$	6,071
Other	—	—		24,162		677
	—	**—**	**$**	**467,049**	**$**	**6,748**
Total						
Life science	146	14	$	7,936,153	$	129,270
Medical office	300	24		5,853,419		103,563
CCRC	15	30		2,219,079		20,930
Other	19	23		922,792		10,319
	480	**19**	**$**	**16,931,442**	**$**	**264,083**

PORTFOLIO INCOME[4]



Life science 49.0%

Medical office 39.2%

CCRC 7.9%

Other 3.9%

$264.1M

(1)   Excludes discontinued operations.
(2)   Age is weighted based on current quarter Portfolio Income excluding assets sold or held for sale.
(3)   Includes Construction in Process ("CIP") and buildings or portions of buildings placed in Redevelopment. Portfolio Income for Redevelopments is reflected in the Property Portfolio section above.
(4)   Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Quarter NOI Summary

For the quarter ended September 30, 2021, dollars in thousands, excludes discontinued operations

PORTFOLIO NOI SUMMARY

	Portfolio NOI			SS Portfolio NOI		
	Portfolio Real Estate Revenues	Portfolio Operating Expenses	Portfolio NOI	SS Portfolio Real Estate Revenues	SS Portfolio Operating Expenses	SS Portfolio NOI
Life science[1]	$ 185,652	$ (45,361)	$ 140,292	$ 127,232	$ (31,323)	$ 95,908
Medical office[2]	163,266	(56,075)	107,190	130,612	(43,149)	87,463
CCRC	119,037	(98,831)	20,206	119,037	(98,405)	20,632
Other	17,109	(13,437)	3,672	—	—	—
	$ 485,064	**$ (213,705)**	**$ 271,359**	**$ 376,881**	**$ (172,877)**	**$ 204,004**

PORTFOLIO CASH (ADJUSTED) NOI SUMMARY

	Portfolio Cash (Adjusted) NOI			SS Portfolio Cash (Adjusted) NOI		
	Portfolio Cash Real Estate Revenues	Portfolio Cash Operating Expenses	Portfolio Cash (Adjusted) NOI	SS Portfolio Cash Real Estate Revenues	SS Portfolio Cash Operating Expenses	SS Portfolio Cash (Adjusted) NOI
Life science[1]	$ 174,622	$ (45,351)	$ 129,270	$ 123,754	$ (31,314)	$ 92,440
Medical office[2]	158,928	(55,365)	103,563	128,313	(42,577)	85,735
CCRC	119,037	(98,107)	20,930	119,037	(97,681)	21,356
Other	17,121	(13,550)	3,571	—	—	—
	$ 469,708	**$ (212,373)**	**$ 257,335**	**$ 371,104**	**$ (171,572)**	**$ 199,532**

THREE-MONTH SS

				Year-Over-Year				Sequential			
				Occupancy		Growth		Occupancy		Growth	
	Property Count	% of Total SS based on SS Cash (Adjusted) NOI	SS % of Segment based on Cash (Adjusted) NOI	3Q21	3Q20	SS NOI	SS Cash (Adjusted) NOI	3Q21	2Q21	SS NOI	SS Cash (Adjusted) NOI
Life science	111	46%	72%	97.1%	96.8%	4.5%	6.8%	97.1%	97.2%	(1.8%)	(0.4%)
Medical office	244	43%	83%	91.9%	92.4%	2.3%	2.9%	91.9%	92.0%	1.3%	0.8%
CCRC	15	11%	100%	79.5%	79.5%	(5.4%)	(9.0%) (3)	79.5%	79.4%	(10.4%)	(11.9%)
Total	**370**	**100%**	**78%** (4)			**2.5%**	**3.2%** (3)			**(1.5%)**	**(1.3%)**

(1) Approximately 90% of expenses are recoverable and are reflected in both operating expenses and real estate revenues.
(2) Approximately 45% of expenses are recoverable and are reflected in both operating expenses and real estate revenues.
(3) Excluding government grants received under the CARES Act, Same-Store year-over-year three-month Cash (Adjusted) NOI growth would have been (1.7%) for CCRC and 4.1% for Total Portfolio.
(4) Total percent of Segment Portfolio Cash (Adjusted) NOI is inclusive of the Other segment that is not included in Same-Store.

Year-To-Date NOI Summary

For the nine months ended September 30, 2021, dollars in thousands, excludes discontinued operations

PORTFOLIO NOI SUMMARY

| | Portfolio NOI | | | | SS Portfolio NOI | | |
	Portfolio Real Estate Revenues	Portfolio Operating Expenses	Portfolio NOI		SS Portfolio Real Estate Revenues	SS Portfolio Operating Expenses	SS Portfolio NOI
Life science[1]	$ 535,722	$ (126,358)	$ 409,364		$ 354,907	$ (82,706)	$ 272,201
Medical office[2]	472,436	(157,399)	315,037		383,556	(124,544)	259,012
CCRC	360,972	(291,724)	69,248		55,627	(40,395)	15,232
Other	51,412	(38,484)	12,929		—	—	—
	$ 1,420,542	$ (613,965)	$ 806,577		$ 794,090	$ (247,645)	$ 546,445

PORTFOLIO CASH (ADJUSTED) NOI SUMMARY

| | Portfolio Cash (Adjusted) NOI | | | | SS Portfolio Cash (Adjusted) NOI | | |
	Portfolio Cash Real Estate Revenues	Portfolio Cash Operating Expenses	Portfolio Cash (Adjusted) NOI		SS Portfolio Cash Real Estate Revenues	SS Portfolio Cash Operating Expenses	SS Portfolio Cash (Adjusted) NOI
Life science[1]	$ 500,497	$ (126,330)	$ 374,167		$ 343,066	$ (82,679)	$ 260,387
Medical office[2]	462,901	(155,416)	307,484		376,977	(122,833)	254,144
CCRC	360,995	(289,775)	71,220		55,627	(40,395)	15,232
Other	51,519	(38,605)	12,914		—	—	—
	$ 1,375,912	$ (610,127)	$ 765,785		$ 775,670	$ (245,907)	$ 529,763

NINE-MONTH SS

| | Property Count | % of Total SS based on Cash NOI | SS % of Segment based on Cash (Adjusted) NOI | Year-Over-Year | | | |
| | | | | Occupancy | | Growth | |
				3Q21	3Q20	SS NOI	SS Cash (Adjusted) NOI
Life science	107	49%	70%	97.0%	96.7%	7.2%	7.7%
Medical office	242	48%	83%	91.9%	92.4%	2.9%	3.0%
CCRC	2	3%	21%	75.9%	82.0%	(14.2%)	(14.2%) [3]
Total	**351**	**100%**	**69%** [4]			**4.4%**	**4.6%** [3]

(1) Approximately 90% of expenses are recoverable and are reflected in both operating expenses and real estate revenues.
(2) Approximately 45% of expenses are recoverable and are reflected in both operating expenses and real estate revenues.
(3) Excluding government grants received under the CARES Act, year-to-date Same-Store Cash (Adjusted) NOI growth would have been (5.8%) for CCRC and 5.0% for Total Portfolio.
(4) Total percent of Segment Portfolio Cash NOI is inclusive of the Other segment that is not included in Same-Store.

Property Count Reconciliations

As of September 30, 2021

PROPERTY COUNT RECONCILIATION

	Life Science	Medical Office	CCRC	Other	Senior Housing Triple-net	SHOP	Total
Prior Quarter Total Property Count	142	297	15	19	4	8	485
Acquisitions	3	6	—	—	—	—	9
Assets sold	—	(3)	—	—	(4)	(8)	(15)
New developments	1	—	—	—	—	—	1
Current Quarter Total Property Count	146	300	15	19	—	—	480
Acquisitions	(8)	(32)	—	—	—	—	(40)
Assets in Development	(10)	(5)	—	—	—	—	(15)
Recently completed Developments	(5)	(5)	—	—	—	—	(10)
Assets in Redevelopment	(1)	(6)	—	—	—	—	(7)
Recently completed Redevelopments	(6)	(3)	—	(2)	—	—	(11)
Assets held for sale	(1)	(5)	—	—	—	—	(6)
Segment conversions	—	—	—	(17)	—	—	(17)
Significant tenant relocation[1]	(4)	—	—	—	—	—	(4)
Three-Month SS Property Count	111	244	15	—	—	—	370
Segment conversions	—	—	(13)	—	—	—	(13)
Acquisitions	—	(1)	—	—	—	—	(1)
Assets impacted by casualty event	(1)	—	—	—	—	—	(1)
Recently completed Developments	(2)	—	—	—	—	—	(2)
Recently completed Redevelopments	(1)	(1)	—	—	—	—	(2)
Nine-Month SS Property Count	107	242	2	—	—	—	351

SEQUENTIAL SS

	Life Science	Medical Office	CCRC	Other	Senior Housing Triple-net	SHOP	Total
Prior Quarter Three-Month SS Property Count	111	249	15	—	—	—	375
Acquisitions	—	1	—	—	—	—	1
Assets in Development	(1)	—	—	—	—	—	(1)
Assets in Redevelopment	—	(3)	—	—	—	—	(3)
Prior Development/Redevelopment now Stabilized	1	1	—	—	—	—	2
Assets held for sale	(1)	(4)	—	—	—	—	(5)
Assets impacted by casualty event	1	—	—	—	—	—	1
Current Quarter Three-Month SS Property Count	111	244	15	—	—	—	370

(1) Life science assets removed from Same-Store due to significant tenant relocations from buildings that were in Same-Store to buildings that are not in Same-Store, where the relocation results in increased revenues to the Company.

Capitalization

Dollars and shares in thousands, except price per share data

TOTAL CAPITALIZATION

	September 30, 2021		
	Shares	Value	Total Value
Common stock (NYSE: PEAK)	539,066	$ 33.48	$ 18,047,930
Convertible partnership (DownREIT) units	7,326	33.48	245,274
Total Market Equity	**546,392**		$ **18,293,204**
Consolidated Debt			5,538,404
Total Market Equity and Consolidated Debt	**546,392**		$ **23,831,608**
Share of unconsolidated JV debt			30,510
Total Market Equity and Enterprise Debt	**546,392**		$ **23,862,118**

COMMON STOCK AND EQUIVALENTS

	Shares Outstanding September 30, 2021	Weighted Average Shares Three Months Ended September 30, 2021				Weighted Average Shares Nine Months Ended September 30, 2021			
		Diluted EPS	Diluted Nareit FFO	Diluted FFO as Adjusted	Diluted AFFO	Diluted EPS	Diluted Nareit FFO	Diluted FFO as Adjusted	Diluted AFFO
Common stock	539,066	539,021	539,021	539,021	539,021	538,879	538,879	538,879	538,879
Common stock equivalent securities[1]:									
Restricted stock units	1,723	367	367	367	367	280	280	280	280
Convertible partnership (DownREIT) units	7,326	—	5,501	7,326	5,501	—	—	7,326	5,501
Total common stock and equivalents	**548,115**	**539,388**	**544,889**	**546,714**	**544,889**	**539,159**	**539,159**	**546,485**	**544,660**

(1) The weighted average shares represent the current dilutive impact, using the treasury stock method, of 1.7 million restricted stock units and 7.3 million DownREIT units as of September 30, 2021. During the three and nine months ended September 30, 2021, all 9 million shares under ATM forward contracts that had not been settled as of September 30, 2021 were anti-dilutive.

Indebtedness

As of September 30, 2021, dollars in thousands

DEBT MATURITIES AND SCHEDULED PRINCIPAL REPAYMENTS (AMORTIZATION)

| | Bank LOC & Commercial Paper[1] | Senior Unsecured Notes | | Mortgage Debt | | Consolidated Debt | Share of Unconsolidated JV Debt | | Enterprise Debt | |
		Amounts	Rates %	Amounts	Rates %		Amounts[2]	Rates %	Amounts	Rates %
2021	$ —	$ —	—	$ 8,731	4.86	$ 8,731	$ —	—	$ 8,731	4.86
2022	—	—	—	4,843	3.80	4,843	281	2.92	5,124	3.75
2023	—	—	—	89,874	3.80	89,874	497	2.92	90,371	3.79
2024	—	—	—	3,050	3.80	3,050	29,083	2.92	32,133	3.00
2025	—	800,000	3.93	3,209	3.80	803,209	—	—	803,209	3.93
2026	1,024,000	650,000	3.39	244,523	3.11	1,918,523	—	—	1,918,523	1.66
2027	—	450,000	1.54	366	5.91	450,366	—	—	450,366	1.55
2028	—	—	—	—	—	—	—	—	—	—
2029	—	650,000	3.65	—	—	650,000	—	—	650,000	3.65
2030	—	750,000	3.14	—	—	750,000	—	—	750,000	3.14
Thereafter	—	900,000	4.34	—	—	900,000	—	—	900,000	4.34
	$ 1,024,000	$ 4,200,000		$ 354,596		$ 5,578,596	$ 29,861		$ 5,608,457	
(Discounts), premium and debt costs, net	—	(42,166)		1,974		(40,192)	649		(39,543)	
	$ 1,024,000	$ 4,157,834		$ 356,570		$ 5,538,404	$ 30,510		$ 5,568,914	
Weighted average interest rate %	0.22	3.51		3.31		2.89	2.92		2.89	
Weighted average maturity in years	4.3	7.4		4.1		6.6	2.7		6.6	

(1) In September 2021, the Company executed an amended and restated unsecured revolving line of credit (the "Revolving Facility") to increase total revolving commitments from $2.5 billion to $3.0 billion and extend the maturity date to January 20, 2026. This maturity date may be further extended pursuant to two six-month extension options. Borrowings under the Revolving Facility accrue interest at LIBOR plus 77.5 basis points and incur an annual facility fee of 15 basis points, based on our current unsecured credit rating. Commercial paper borrowings are backstopped by the Revolving Facility. As such, we calculate the weighted average remaining term of our commercial paper borrowings using the maturity date of the Revolving Facility.

(2) Reflects pro rata share of mortgage debt in our unconsolidated JVs.

Indebtedness

As of September 30, 2021, dollars in thousands

DEBT STRUCTURE

			Balance	% of Total	Weighted Average	
					Rates %	Years to Maturity
Secured	Fixed rate	$	241,547	4	3.63	3.6
	Floating rate		142,910	3	2.67	4.6
	Combined	$	**384,457**	**7**	**3.28**	**4.0**
Unsecured	Fixed rate		4,200,000	75	3.51	7.4
	Floating rate		1,024,000 [(1)]	18	0.22	4.3
	Combined	$	**5,224,000**	**93**	**2.87**	**6.8**
Total	Fixed rate		4,441,547	79	3.52	7.2
	Floating rate		1,166,910	21	0.52	4.3
	Combined	$	**5,608,457**	**100**	**2.89**	**6.6**
	(Discounts), premiums and debt costs, net		(39,543)			
	Enterprise Debt	$	**5,568,914**			

FINANCIAL COVENANTS[(2)]

	Bank Line of Credit	
	Requirement	Actual Compliance
Leverage Ratio	No greater than 60%	32%
Secured Debt Ratio	No greater than 40%	2%
Unsecured Leverage Ratio	No greater than 60%	34%
Fixed Charge Coverage Ratio (12 months)	No less than 1.50x	5.0x
Tangible Net Worth ($ billions)	No less than $7.7B	$10.2B

CREDIT RATINGS (SENIOR UNSECURED DEBT)

Moody's	Baa1 (Stable)
S&P Global	BBB+ (Stable)
Fitch	BBB+ (Stable)

(1) Includes short term commercial paper borrowings that are backstopped by the Revolving Facility.
(2) Calculated based on the definitions contained in the credit agreement, which may differ from similar terms used within the Debt Ratios section of this document.

Investment Summary

As of and for the nine months ended September 30, 2021, dollars and square feet in thousands

INVESTMENT SUMMARY

	MSA	Date	Capacity	Property Count	Property Type	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
ACQUISITIONS[1]							
Westview Medical Plaza	Nashville, TN	February	48 Sq. Ft.	1	Medical office	$ —	$ 13,400
Pinnacle at Ridgegate	Denver, CO	April	80 Sq. Ft.	1	Medical office	—	37,675
Vantage land parcel	San Francisco, CA	April	—	—	Life science	—	60,506
MOB portfolio	Various	April	833 Sq. Ft.	14	Medical office	—	370,500
Westside Medical Plaza	Miami, FL	June	37 Sq. Ft.	1	Medical office	—	15,500
Wesley Woodlawn	Wichita, KS	July	132 Sq. Ft.	1	Medical office	49,500	49,500
Atlantic Health	New York, NY	July	537 Sq. Ft.	3	Medical office	155,545	155,545
Baylor Centennial I & II	Dallas, TX	September	138 Sq. Ft.	2	Medical office	60,440	60,440
Concord Avenue campus	Boston, MA	September	220 Sq. Ft.	3	Life science	180,000	180,000
Vantage land parcel	San Francisco, CA	September	—	—	Life science	23,962	23,962
OTHER INVESTMENTS							
Development fundings						96,688	252,088
Redevelopment fundings						23,903	62,983
Loan fundings[2]						2,485	305,212
Lease commissions - Dev/Redev/Acq						9,030	17,318
Total				**26**		**$ 601,553**	**$ 1,604,629**

(1) Subsequent to September 30, 2021, Healthpeak closed on transactions totaling $424.2 million. See the Earnings Release herein for further information.
(2) Net of a $246 million loan repayment for a loan that was funded and repaid within the nine-month period.

Investment Summary

As of and for the nine months ended September 30, 2021, dollars and square feet in thousands

REAL ESTATE HELD FOR SALE

Property Type	Capacity	Property Count	Projected Sales Price
Medical office	280 Sq. Ft.	5	$ 33,380
Life Science	70 Sq. Ft.	1	14,250
Total		**6**	**$ 47,630**

DISPOSITIONS[1]

	Date	Capacity	Property Count	Property Type	Sales Price	Trailing Cash Yield[2]
Various Brookdale NNN	January	2,552 Units	24	NNN	$ 510,000	
Various SHOP	January	5,036 Units	48	SHOP	893,900	
Various HRA NNN	February	790 Units	8	NNN	132,000	
Kenmore Senior Living	February	85 Units	1	SHOP	4,500	
NASA Parkway MOB	April	49 Sq. Ft.	1	Medical office	9,725	
Various NNN	April	107 Units	2	NNN	7,000	
Various SHOP	April	3,265 Units	30	SHOP	1,004,804	
Hoag Hospital Irvine	May	338 Sq. Ft.	1	Medical office	226,200	
Fannin MOB	May	15 Sq. Ft.	1	Medical office	2,230	
Various CCRC	May	891 Units	2	CCRC	18,620	
Various SHOP	May	703 Units	8	SHOP	117,000	
Knoxville MOB	June	37 Sq. Ft.	1	Medical office	5,325	
Haverhill MOB	June	56 Sq. Ft.	1	Medical office	4,000	
Various NNN	June	317 Units	3	NNN	84,600	
Various SHOP	June	384 Units	3	SHOP	27,500	
Various MOB	August	98 Sq. Ft.	2	Medical office	15,710	
Various SHOP	August	322 Units	2	SHOP	75,500	
Parker MOB	September	84 Sq. Ft.	1	Medical office	20,250	
Various NNN	September	203 Units	4	NNN	11,699	
Various SHOP	September	634 Units	6	SHOP	44,896	
Total			**149**		**$ 3,215,459**	**5.4%**

(1) Excludes $45.7 million of sales and repayments of loan investments.
(2) Represents the weighted average yield calculated using Cash (Adjusted) NOI for the twelve month period prior to sale for dispositions.

Developments | In Process

As of September 30, 2021, dollars and square feet in thousands

DEVELOPMENT PROJECTS IN PROCESS

Project	MSA	Property Count	CIP[1]	Cost to Complete[1]	Total at Completion	Total Project Capacity (Sq. Ft.)	% of Total Project Leased	Project Start	Actual / Estimated Occupancy Initial	Actual / Estimated Occupancy Stabilized
Life Science[2]										
The Boardwalk[3]	San Diego, CA	3	$ 146,342	$ 29,008	$ 175,350	192	100	4Q19	1Q22	2Q22
The Shore at Sierra Point - Phase II	San Francisco, CA	2	303,568	32,432	336,000	298	100	4Q18	4Q21	3Q22
The Shore at Sierra Point - Phase III	San Francisco, CA	1	76,733	16,781	93,514	109	100	4Q18	1Q22	1Q22
101 CambridgePark Drive	Boston, MA	1	63,091	116,759	179,850	161	88	3Q20	4Q22	3Q23
Nexus on Grand	San Francisco, CA	1	33,382	125,436	158,818	148	—	1Q21	2Q23	4Q23
Sorrento Gateway	San Diego, CA	1	17,345	99,424	116,769	163	100	2Q21	2Q23	2Q23
Callan Ridge	San Diego, CA	2	39,273	101,021	140,294	185	100	3Q21	2Q23	2Q24
		11	**$ 679,734**	**$ 520,861**	**$ 1,200,595**	**1,256**	**87**			
Medical Office										
Centennial	Nashville, TN	1	$ 34,957	$ 13,874	$ 48,831	172	52	4Q19	4Q21	4Q23
Raulerson	Miami, FL	1	11,442	5,093	16,535	52	67	4Q19	4Q21	3Q23
Woman's of Texas	Houston, TX	1	19,867	14,695	34,562	117	62	2Q20	1Q22	4Q23
Marion II	Carbondale, IL	1	3,647	1,096	4,743	15	100	1Q21	4Q21	4Q21
Orange Park	Jacksonville, FL	1	6,510	10,970	17,480	63	48	4Q19	1Q22	4Q23
		5	**$ 76,423**	**$ 45,728**	**$ 122,151**	**419**	**58**			
		16	**$ 756,157**	**$ 566,589**	**$ 1,322,746**	**1,675**	**79**			
Projected stabilized yields typically range from 6.0% - 8.0%										

(1) Includes lease commissions incurred to date and projected lease commissions through Stabilization.
(2) The Vantage Phase I Development with projected costs of $393M is projected to start in 4Q21. Expected initial completion date is late 2023.
(3) The Boardwalk includes the Redevelopment of 10275 Science Center Drive, including the property count. CIP includes land and the net book value of the redeveloped building upon commencement of the project totaling $34 million.

Redevelopments and Land Held for Development

As of September 30, 2021, dollars and square feet in thousands; includes JV projects at share

REDEVELOPMENT PROJECTS IN PROCESS

Project[1]	MSA	Property Type	Property Count[2]	Incremental Costs: Placed in Service	Incremental Costs: CIP[3]	Incremental Costs: Cost to Complete[3]	Incremental Costs: Total	Project Start	Estimated Completion Date[4]
Thornton	Denver, CO	Medical office	1	$ —	$ 6,034	$ 3,966	$ 10,000	2Q20	4Q21
West Houston I	Houston, TX	Medical office	1	146	2,990	8,664	11,800	2Q20	2Q22
Sunrise Tower III	Las Vegas, NV	Medical office	1	—	4,117	12,283	16,400	2Q20	3Q22
600 Broadway	Seattle, WA	Medical office	1	—	567	16,727	17,294	3Q21	4Q22
Swedish II and III	Denver, CO	Medical office	2	—	879	14,854	15,733	3Q21	4Q22
			6	**$ 146**	**$ 14,587**	**$ 56,494**	**$ 71,227**		

Projected stabilized cash-on-cash return on incremental capital invested typically ranges from 9.0% to 12.0%

LAND HELD FOR DEVELOPMENT

Project	MSA	Property Type	Gross Site Acreage	Currently Entitled Rentable Sq. Ft./Units	Investment to Date
Vantage[5]	San Francisco, CA	Life science	17	696 Sq. Ft.	$ 152,638
Remaining[6][7]	Various	Medical office	10	N/A	3,252
			27		**$ 155,890**

Excludes approximately 1 million square feet of adjacent land development opportunities at our life science and medical office campuses, along with significant developable land at our existing CCRC campuses.

(1) During the quarter, Brookdale Galleria was completed and placed in service and the Willow Wood asset under Redevelopment was sold.
(2) Excludes the Redevelopment of 10275 Science Center Drive included in the Boardwalk Development.
(3) Includes lease commissions incurred to date and projected lease commissions through Stabilization. See Glossary for further definition.
(4) Excludes the completion of tenant improvements.
(5) After October acquisitions and future entitlements, we expect total rentable square feet to exceed 1 million.
(6) Includes 8 acres acquired in July 2021 as part of our Atlantic Health medical office acquisition.
(7) Excludes the recent Concord Avenue acquisitions.

Capital Expenditures[1][2]

For the three and nine months ended September 30, 2021, dollars in thousands, except per unit/square foot, excludes discontinued operations

THIRD QUARTER	Life Science	Medical Office	CCRC	Other	Total
Portfolio at share					
Recurring capital expenditures	$ 1,697	$ 5,254	$ 4,220	$ 1,058	$ 12,229
Tenant improvements - 2nd generation	1,477	7,475	—	—	8,952
Lease commissions - 2nd generation	4,326	4,359	—	—	8,685
AFFO capital expenditures[3]	$ 7,500	$ 17,088	$ 4,220	$ 1,058	$ 29,866
Revenue enhancing capital expenditures	8,725	6,023	9,342	515	24,606
Casualty related capital expenditures	—	—	—	442	442
Initial Capital Expenditures ("ICE")	11	1,071	—	—	1,082
Tenant improvements - 1st generation	15,168	6,426	—	—	21,595
Lease commissions - Dev/Redev/Acq	7,704	1,325	—	—	9,030
Development	73,643	23,045	—	—	96,688
Redevelopment	13,962	9,146	—	795	23,903
Capitalized interest	5,168	804	—	125	6,096
Total capital expenditures	$ 131,882	$ 64,928	$ 13,562	$ 2,936	$ 213,307
Recurring capital expenditures per unit/sq. ft.	$0.16 per Sq. Ft.	$0.24 per Sq. Ft.	$567 per Unit	$590 per Unit	

YTD	Life Science	Medical Office	CCRC	Other	Total
Portfolio at share					
Recurring capital expenditures	$ 4,278	$ 9,444	$ 9,021	$ 2,594	$ 25,337
Tenant improvements - 2nd generation	5,681	18,579	—	—	24,260
Lease commissions - 2nd generation	12,384	10,043	—	—	22,427
AFFO capital expenditures[3]	$ 22,344	$ 38,066	$ 9,021	$ 2,594	$ 72,024
Revenue enhancing capital expenditures	23,963	15,803	21,126	1,480	62,372
Casualty related capital expenditures	—	—	—	3,592	3,592
Initial Capital Expenditures ("ICE")	323	2,340	1,726	—	4,389
Tenant improvements - 1st generation	46,462	20,908	—	—	67,370
Lease commissions - Dev/Redev/Acq	15,897	1,421	—	—	17,318
Development	197,250	54,838	—	—	252,088
Redevelopment	42,845	16,402	—	3,735	62,983
Capitalized interest	14,429	1,952	—	417	16,799
Total capital expenditures	$ 363,513	$ 151,731	$ 31,872	$ 11,818	$ 558,934
Recurring capital expenditures per unit/sq. ft.	$0.41 per Sq. Ft.	$0.44 per Sq. Ft.	$1,179 per Unit	$1,452 per Unit	

(1) Excludes corporate capitalized expenses such as IT systems, furniture, fixtures and equipment at corporate or satellite offices, etc. Excludes AFFO capital expenditures for discontinued operations of $0.3 million for the quarter and $2.6 million year-to-date, and total capital expenditures of $1.1 million for the quarter and $8.0 million year-to-date.

(2) A reconciliation to our Consolidated Statement of Cash Flows can be found in the Discussion and Reconciliation of Non-GAAP Financial Measures document located at http://ir.healthpeak.com/quarterly-results.

(3) Includes AFFO capital expenditures on unconsolidated JVs for the quarter of $1.5 million and $3.4 million year-to-date. Excludes noncontrolling interest share of AFFO capital expenditures on consolidated joint ventures for the quarter of $0.4 million and $0.9 million year-to-date, which are included in the Other AFFO adjustments line item of the Adjusted Funds From Operations reconciliation.

Portfolio Diversification

As of and for the quarter ended September 30, 2021, dollars in thousands, excludes discontinued operations

PORTFOLIO INCOME BY MSA

MSA	Property Count[1]	Life Science	Medical Office	CCRC	Other	Total	% of Total
San Francisco, CA	79	$ 80,699	$ 849	$ —	$ —	$ 81,549	31
Boston, MA	17	26,792	—	—	—	26,792	10
San Diego, CA	36	18,443	761	—	—	19,204	7
Dallas, TX	38	—	18,920	—	209	19,129	7
Houston, TX	38	—	7,641	707	1,967	10,315	4
Philadelphia, PA	6	—	4,397	3,998	—	8,395	3
Tampa, FL	7	—	653	5,971	—	6,624	3
Nashville, TN	16	—	5,976	—	—	5,976	2
Seattle, WA	6	—	5,970	—	—	5,970	2
Denver, CO	20	—	5,373	—	546	5,919	2
Louisville, KY	11	—	4,926	—	—	4,926	2
Remaining	191	3,336	48,097	10,255	849	62,537	24
Portfolio Cash (Adjusted) NOI	**465**	**$ 129,270**	**$ 103,563**	**$ 20,930**	**$ 3,571**	**$ 257,335**	**97**
Interest income	—	—	—	—	6,748	6,748	3
Portfolio Income	**465**	**$ 129,270**	**$ 103,563**	**$ 20,930**	**$ 10,319**	**$ 264,083**	**100**

(1)   Excludes fifteen properties in Development.

Life Science

As of and for the quarter ended September 30, 2021, dollars and square feet in thousands

INVESTMENTS[1]

MSA	Property Count	Portfolio Investment	Portfolio Cash (Adjusted) NOI	Square Feet	Occupancy %	Annualized Base Rent %
San Francisco, CA	78	$ 3,810,104	$ 80,699	5,192	96.7	60.1
Boston, MA	17	2,202,071	26,792	2,430	98.4	22.5
San Diego, CA	34	1,074,541	18,443	2,365	96.4	14.9
Remaining	7	148,651	3,336	476	100.0	2.6
	136	**$ 7,235,367**	**$ 129,270**	**10,463**	**97.1**	**100.0**

SAME-STORE

	3Q20	4Q20	1Q21	2Q21	3Q21
Property Count	111	111	111	111	111
Portfolio Investment	$ 4,898,166	$ 4,939,389	$ 4,956,213	$ 4,987,828	$ 5,013,962
Square Feet	7,772	7,772	7,772	7,772	7,772
Occupancy %	96.8	97.2	98.0	97.2	97.1
Portfolio Real Estate Revenues	$ 121,278	$ 115,713	$ 121,789	$ 125,845	$ 127,232
Portfolio Operating Expenses	(29,519)	(28,685)	(27,820)	(28,177)	(31,323)
Portfolio NOI	**$ 91,759**	**$ 87,028**	**$ 93,969**	**$ 97,668**	**$ 95,908**
Portfolio Cash Real Estate Revenues	$ 116,089	$ 115,709	$ 117,471	$ 120,952	$ 123,754
Portfolio Cash Operating Expenses	(29,506)	(28,672)	(27,811)	(28,168)	(31,314)
Portfolio Cash (Adjusted) NOI	**$ 86,583**	**$ 87,037**	**$ 89,661**	**$ 92,784**	**$ 92,440**
Portfolio Cash (Adjusted) NOI Margin %[2]	74.6	75.2	76.3	76.7	74.7

Year-Over-Year Three-Month SS Growth %   **6.8%**

(1) Excludes ten properties that are in Development.
(2) Portfolio Cash (Adjusted) NOI Margin is reduced by recoverable expenses that are reported in both Portfolio Cash Operating Expenses and Portfolio Cash Real Estate Revenues.

Return to TOC

Life Science

As of September 30, 2021, dollars and square feet in thousands, except Market Cap

TENANT CONCENTRATION

	Market Cap (in millions)	Weighted Average Remaining Lease Term in Years	Leased Square Feet		Annualized Base Rent[1]	
			Amount	% of Total	Amount	% of Total
Amgen	$ 120,754	2.1	684	7	$ 54,635	11
Global Blood Therapeutics	1,590	8.4	164	2	11,837	2
General Atomics	Private	8.0	702	7	10,610	2
Denali Therapeutics	6,137	7.6	148	1	10,474	2
Rigel Pharmaceuticals	620	1.3	147	1	10,114	2
AstraZeneca	188,103	5.5	156	2	9,459	2
Myriad Genetics	2,520	4.4	288	3	9,456	2
NuVasive	3,092	13.4	252	2	8,704	2
MyoKardia - subsidiary of Bristol-Myers Squibb (BMY)	131,483	8.3	130	1	8,461	2
Fog Pharmaceuticals	Private	9.4	122	1	8,297	2
Pacira Biosciences	2,490	8.7	174	2	8,253	2
Sorrento Therapeutics	2,275	17.3	189	2	8,113	2
Janssen Biopharma – subsidiary of Johnson & Johnson (JNJ)	425,146	1.0	128	1	7,526	1
Five Prime - subsidiary of Amgen (AMGN)	120,754	6.3	115	1	7,524	1
Shire - subsidiary of Takeda (4502)	52,232	7.1	184	2	7,422	1
ElevateBio	Private	8.4	142	1	7,421	1
Alector	1,846	7.6	105	1	6,944	1
Duke University	Private	8.0	166	2	6,648	1
Forrester Research	944	5.4	192	2	6,446	1
Boston Dynamics	Private	10.5	185	2	6,290	1
Remaining		6.1	5,722	57	299,624	58
		6.3	**10,096**	**100**	**$514,258**	**100**

ANNUALIZED BASE RENT[1]



- Biotech 69%
- Pharma 11%
- Medical Device 8%
- R&D 5%
- University 3%
- Tech Office & Other 3%

(1) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.

Life Science

As of September 30, 2021, dollars and square feet in thousands

LEASE EXPIRATION DATA

Year	Total Leased Square Feet	%	Total Annualized Base Rent[1]	%	San Francisco Leased Square Feet	San Francisco Annualized Base Rent[1]	Boston Leased Square Feet	Boston Annualized Base Rent[1]	San Diego Leased Square Feet	San Diego Annualized Base Rent[1]	Remaining Leased Square Feet	Remaining Annualized Base Rent[1]
2021[2]	99	1	$ 3,735	1	55	$ 3,125	24	$ 347	21	$ 262	—	$ —
2022	594	6	31,898	6	511	29,129	11	467	72	2,302	—	—
2023	809	8	50,309	10	583	40,373	—	—	227	9,936	—	—
2024	453	4	28,939	6	429	27,673	—	—	24	1,267	—	—
2025	1,197	12	50,383	10	474	25,962	131	5,518	507	16,014	85	2,889
2026	574	6	24,945	5	352	19,829	20	987	202	4,130	—	—
2027	1,420	14	63,020	12	624	39,001	498	13,956	144	6,440	154	3,623
2028	575	6	28,836	6	128	7,514	447	21,322	—	—	—	—
2029	1,091	11	61,857	12	619	37,691	307	17,519	—	—	166	6,648
2030	1,267	13	79,791	16	693	46,246	399	25,292	174	8,253	—	—
Thereafter	2,017	20	90,543	18	552	32,359	555	30,398	910	27,786	—	—
	10,096	100	$ 514,258	100	5,018	$ 308,903	2,392	$ 115,805	2,280	$ 76,390	406	$ 13,159

(1) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(2) Includes month-to-month and holdover leases.

Cambridge Discovery Park, LEED Gold
Boston, MA

Life Science

As of September 30, 2021, dollars and square feet in thousands, presented at 100%

3Q21 LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents	Tenant Improvements per Sq. Ft.[1]	Leasing Costs per Sq. Ft.[1]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of June 30, 2021	**9,979**	**$ 50.79**					
Acquisitions	220	21.43					
Redevelopments placed in service	8	57.47					
Properties placed into (re)development	(73)	38.96					
Expirations	(411)	49.75					
Renewals	406	59.55	19.6	$ 0.62	$ 1.76	69	90.4%
New leases	37	71.00		6.94	1.80	120	
Terminations	(70)	28.18					
Leased Square Feet as of September 30, 2021	**10,096**	**$ 50.94**					

YEAR-TO-DATE LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents	Tenant Improvements per Sq. Ft.[1]	Leasing Costs per Sq. Ft.[1]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of December 31, 2020	**9,730**	**$ 49.11**					
Acquisitions	220	21.43					
Developments placed in service	121	65.86					
Redevelopments placed in service	108	58.58					
Properties placed into (re)development	(73)	38.96					
Expirations	(837)	49.95					
Renewals	814	59.05	18.4	$ 1.90	$ 1.78	57	90.4%
New leases	284	56.24		7.14	2.01	96	
Terminations	(271)	44.61					
Leased Square Feet as of September 30, 2021	**10,096**	**$ 50.94**					

(1) Average cost per lease year.

Life Science

As of and for the quarter ended September 30, 2021, dollars and square feet in thousands

LEASE TYPE

	Annualized Base Rent					
	San Francisco, CA	Boston, MA	San Diego, CA	Remaining	Total	% of Total
Triple-Net[1]	$ 286,528	$ 104,437	$ 71,790	$ 13,159	$ 475,914	92.5
Base Year[2]	21,742	11,368	3,556	—	36,666	7.1
Gross[3]	633	—	1,045	—	1,678	0.3
Total	**$ 308,903**	**$ 115,805**	**$ 76,390**	**$ 13,159**	**$ 514,258**	**100.0**

OWNERSHIP TYPE

	Total Square Feet						
	San Francisco, CA	Boston, MA	San Diego, CA	Remaining	Total	% of Total	Weighted Average Remaining Lease Term
Ground Lease	—	—	—	310	310	3.0	29 [4]
Fee Simple	5,192	2,430	2,365	166	10,153	97.0	
Total	**5,192**	**2,430**	**2,365**	**476**	**10,463**	**100.0**	

CONTRACTUAL LEASE ESCALATORS

	Annualized Base Rent	% of Annualized Base Rent	Escalator %
Fixed	$ 507,746	98.7	3.2
CPI	6,512	1.3	4.0 [5]
Total	**$ 514,258**	**100.0**	**3.3**

(1)   Includes net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.
(2)   A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses. The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable from the tenant.
(3)   A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.
(4)   Includes renewal options.
(5)   Includes both pure CPI leases and leases with a CPI floor averaging 2%. The CPI escalator presented above is based on the average year-to-date year-over-year change in CPI, which will vary over time and is based on specific lease terms.

Medical Office

As of and for the quarter ended September 30, 2021, dollars and square feet in thousands

PORTFOLIO BY MARKET[1]

					Square Feet						
					On-campus		Off-campus[2]		Total		
MSA	Property Count	Portfolio Investment	Portfolio Cash (Adjusted) NOI	Occupancy %	Multi-tenant	Single-tenant	Multi-tenant	Single-tenant	Multi-tenant	Single-tenant	% of Total
Dallas, TX	36	$ 900,647	$ 18,920	89.9	2,132	1,541	287	54	2,419	1,595	17
Houston, TX	30	423,038	7,641	86.9	1,446	1,421	289	—	1,735	1,421	13
Nashville, TN	16	236,929	5,976	90.3	1,336	10	119	—	1,456	10	6
Seattle, WA	6	242,056	5,970	96.9	674	—	—	—	674	—	3
Denver, CO	16	325,744	5,373	80.5	1,079	—	35	—	1,114	—	5
Louisville, KY	11	236,097	4,926	96.2	668	17	447	—	1,115	17	5
Philadelphia, PA	4	428,548	4,397	76.0	694	—	436	144	1,129	144	5
Phoenix, AZ	13	224,433	3,868	89.0	519	70	281	—	800	70	4
Salt Lake City, UT	11	126,122	2,771	89.8	434	—	152	7	586	7	2
Kansas City, MO	6	124,977	2,711	89.4	351	89	—	8	351	97	2
Miami, FL	10	126,127	2,546	91.0	488	—	—	30	488	30	2
Hickory, NC	1	44,706	2,174	100.0	—	257	—	—	—	257	1
Greenville, SC	14	154,532	2,127	100.0	232	560	—	51	232	611	4
Minneapolis, MN	5	123,087	1,871	92.2	228	—	—	81	228	81	1
Las Vegas, NV	6	120,038	1,735	82.7	467	—	—	—	467	—	2
Indianapolis, IN	5	120,039	1,621	94.6	216	46	39	—	255	46	1
Ogden, UT	9	84,524	1,589	86.3	338	—	—	68	338	68	2
Washington, DC	4	96,512	1,451	81.7	55	29	186	—	242	29	1
Los Angeles, CA	4	79,336	1,267	87.5	160	—	66	—	226	—	1
Fresno, CA	1	59,689	1,240	100.0	—	56	—	—	—	56	—
Remaining	87	1,485,228	23,388	94.5	2,322	1,462	775	1,041	3,097	2,503	23
	295	**$ 5,762,409**	**$ 103,563**	**90.1**	**13,838**	**5,557**	**3,114**	**1,483**	**16,952**	**7,041**	**100**

(1) Excludes five properties that are in Development. Properties that are held for sale are included in property count, Investment, Cash (Adjusted) NOI, and square feet but are excluded from Occupancy.
(2) Includes medical office buildings that are off-campus, adjacent (within 0.25 miles of a hospital campus) and anchored (the asset is off-campus, but is 1/3 or more leased to a health system or large physician group).

Medical Office | Same-Store

As of and for the quarter ended September 30, 2021, dollars and square feet in thousands

SAME-STORE

	3Q20	4Q20	1Q21	2Q21	3Q21
Property Count	244	244	244	244	244
Portfolio Investment	$ 4,196,014	$ 4,221,621	$ 4,237,314	$ 4,256,771	$ 4,282,246
Square Feet	19,677	19,681	19,681	19,672	19,681
Occupancy %	92.4	92.5	92.1	92.0	91.9
Portfolio Real Estate Revenues	$ 126,978	$ 126,062	$ 126,932	$ 127,859	$ 130,612
Portfolio Operating Expenses	(41,472)	(41,697)	(40,501)	(41,504)	(43,149)
Portfolio NOI	**$ 85,506**	**$ 84,365**	**$ 86,430**	**$ 86,355**	**$ 87,463**
Portfolio Cash Real Estate Revenues	$ 124,205	$ 123,768	$ 124,558	$ 125,980	$ 128,313
Portfolio Cash Operating Expenses	(40,889)	(41,118)	(39,927)	(40,930)	(42,577)
Portfolio Cash (Adjusted) NOI	**$ 83,315**	**$ 82,651**	**$ 84,630**	**$ 85,050**	**$ 85,735**
Portfolio Cash (Adjusted) NOI Margin %[1]	67.1	66.8	67.9	67.5	66.8
			Year-Over-Year Three-Month SS Growth %		**2.9%**

(1) Portfolio Cash (Adjusted) NOI Margin is reduced by recoverable expenses that are reported in both Portfolio Cash Operating Expenses and Portfolio Cash Real Estate Revenues.


CENTENNIAL
MEDICAL PAVILION I
4401

Baylor MOB
Frisco, TX

Medical Office

As of and for the quarter ended September 30, 2021, square feet in thousands

SQUARE FEET BY HEALTH SYSTEM

Health System	Property Count	Credit Rating	Square Feet On-Campus	Adjacent[1]	Anchored[1]	Unaffiliated Off-Campus	Total	% of Total	% Directly Leased by Health System	Weighted Average Remaining Lease Term
HCA	111	Baa3	9,218	236	311	—	9,765	40.7	24.0	4.2
Memorial Hermann	16	A1	1,709	—	83	—	1,791	7.5	4.1	4.2
Norton Healthcare	10	—	685	328	—	—	1,013	4.2	2.8	5.3
Community Health Systems	15	B3	908	—	—	—	908	3.8	3.8	8.4
Prisma Health System	14	A3	792	—	51	—	843	3.5	2.1	6.9
Thomas Jefferson Univ Hospital	1	A2	694	—	—	—	694	2.9	1.9	4.5
Steward Health	8	—	599	—	—	—	599	2.5	0.9	2.8
Providence Health & Services	5	Aa3	571	—	—	—	571	2.4	1.2	2.4
Atlantic Health	3	Aa3	—	—	537	—	537	2.2	2.7	8.3
HonorHealth	9	A2	421	107	—	—	528	2.2	0.8	3.5
UPENN Health System	1	Aa3	—	436	—	—	436	1.8	1.0	8.3
Encompass Health	4	Ba3	310	—	—	—	310	1.3	1.6	2.7
Tenet Healthcare	3	B2	295	—	—	—	295	1.2	0.3	2.4
Orlando Health	2	A2	289	—	—	—	289	1.2	0.3	4.2
Duke/LifePoint	1	Aa2	257	—	—	—	257	1.1	1.3	0.4
Ascension Health	5	Aa2	121	—	94	—	215	0.9	0.9	3.5
CommonSpirit	3	Baa1	171	32	—	—	203	0.8	1.1	4.5
Bon Secours Mercy Health	4	A1	60	—	134	—	194	0.8	0.4	0.5
Baylor Scott & White Health	3	Aa3	138	—	49	—	187	0.8	0.3	2.3
Franciscan Alliance	2	Aa3	180	—	—	—	180	0.8	0.8	2.2
Remaining - credit rated	41		1,322	292	759	—	2,373	9.9		
Remaining - not credit rated	34		656	56	420	674	1,806	7.5		
Total	**295**		**19,395**	**1,487**	**2,437**	**674**	**23,993**	**100.0**	**52.3**	**4.5**
% of Total			**80.8**	**6.2**	**10.2**	**2.8**				
Total Healthcare Affiliated						**97.2%**				

(1) Denotes whether the medical office building is adjacent (within 0.25 miles) to a hospital campus or anchored (the asset is off-campus, but is 1/3 or more leased to a health system or large physician group).

Medical Office

As of and for the quarter ended September 30, 2021, dollars and square feet in thousands

LEASE EXPIRATION DATA[1]

Year	Total Leased Square Feet	%	Annualized Base Rent[2]	%	On-Campus Leased Square Feet	On-Campus Annualized Base Rent[2]	Off-Campus Leased Square Feet	Off-Campus Annualized Base Rent[2]
2021[3]	808	3.8	$ 23,080	4.5	677	$ 19,115	131	$ 3,965
2022	2,770	12.9	71,675	14.1	2,293	61,205	477	10,470
2023	2,050	9.6	53,461	10.5	1,710	45,075	340	8,386
2024	2,554	11.9	70,739	13.9	2,072	57,497	481	13,242
2025	4,446	20.8	84,965	16.7	4,201	78,476	245	6,489
2026	1,576	7.4	40,334	7.9	1,364	35,210	213	5,124
2027	1,028	4.8	25,038	4.9	731	17,723	297	7,315
2028	1,958	9.2	34,704	6.8	1,755	29,985	204	4,719
2029	754	3.5	18,434	3.6	596	14,661	158	3,773
2030	1,081	5.1	28,014	5.5	729	19,507	352	8,506
Thereafter	2,372	11.1	57,840	11.4	1,323	32,764	1,049	25,076
	21,398	**100**	**$ 508,285**	**100**	**17,451**	**$ 411,220**	**3,947**	**$ 97,065**

MATERIAL NEAR-TERM PURCHASE OPTIONS

Maturity Year	Option Date[4]	Name	Property Count	MSA	Property Type	Annualized Base Rent[2]	Option Price
2022[5]	2/2022	Frye Regional Medical Center	1	Hickory, NC	Medical office	$ 8,718	$ 67,675
2026[6]	10/2022	Innovation	1	San Diego, CA	Medical office	2,215	29,000

(1) Excludes 214,000 square feet and Annualized Base Rent of $5.8 million related to five assets held for sale at September 30, 2021.
(2) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(3) Includes month-to-month and holdover leases.
(4) Reflects the earliest point at which the purchase option can be exercised.
(5) Notice of intent to exercise purchase option was received in 1Q21.
(6) Innovation is a multi-tenant asset with base year leases generating $2.2 million in Annualized Base Rent and $1.4 million of annual Cash (Adjusted) NOI after expenses.

Medical Office

As of September 30, 2021, dollars and square feet in thousands, presented at 100%

3Q21 LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents[1]	Tenant Improvements per Sq. Ft. [2]	Leasing Costs per Sq. Ft. [2]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of June 30, 2021	**20,976**	**$ 26.21**					
Acquisitions	747	19.31					
Dispositions	(125)	24.91					
Expirations	(643)	25.04					
Renewals, amendments and extensions	522	25.30	2.3	2.25	1.07	53	80.2%
New leases	178	27.22		5.70	1.26	69	
Terminations	(43)	26.51					
Leased Square Feet as of September 30, 2021	**21,612**	**$ 26.18**					

YEAR-TO-DATE LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents[1]	Tenant Improvements per Sq. Ft. [2]	Leasing Costs per Sq. Ft. [2]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of December 31, 2020	**20,731**	**$ 25.54**					
Acquisitions	1,558	25.07					
Dispositions	(599)	37.33					
Expirations	(2,117)	25.38					
Renewals, amendments and extensions	1,651	26.28	2.0	2.00	0.75	51	80.2%
New leases	469	25.94		5.13	1.26	67	
Terminations	(81)	23.82					
Leased Square Feet as of September 30, 2021	**21,612**	**$ 26.18**					

(1)   For comparative purposes, reflects adjustments for leases that converted to a different lease type upon renewal, amendment or extension of the original lease.
(2)   Average cost per lease year.

Medical Office

As of and for the quarter ended September 30, 2021, square feet in thousands

LEASE TYPE

	Leased Square Feet					
	On-Campus	Adjacent	Anchored	Unaffiliated Off-Campus	Total	% of Total
Triple-Net[1]	11,208	576	1,895	135	13,813	63.9
Base Year[2]	5,231	548	294	411	6,484	30.0
Gross[3]	1,149	37	100	29	1,315	6.1
Total	**17,587**	**1,161**	**2,289**	**576**	**21,612**	**100.0**

OWNERSHIP TYPE

	Total Square Feet						
	On-Campus	Adjacent	Anchored	Unaffiliated Off-Campus	Total	% of Total	Weighted Average Remaining Lease Term
Ground Lease	8,422	32	442	72	8,968	37.4	79 [5]
Fee Simple	10,973	1,455	1,995	603	15,025	62.6	
Total	**19,395**	**1,487**	**2,437**	**674**	**23,993**	**100.0**	

CONTRACTUAL LEASE ESCALATORS

	Square Feet	% of Square Feet	Escalator %
Fixed	19,790	91.6	2.7
CPI	1,823	8.4	3.5 [6]
Total	**21,612**	**100.0**	**2.8**

PROVIDER SPECIALTY

	Healthpeak	National Benchmark[4]
Types of Specialties		
Orthopedics	10%	4%
Obstetrics / Gynecology	9%	5%
General / Specialty Surgery	8%	5%
Ambulatory Surgery Center	7%	N/A
Cardiovascular	6%	3%
Oncology	6%	3%
Imaging / Radiology	5%	3%
Neurology	4%	2%
Gastroenterology	4%	2%
Other	24%	40%
Total Specialties	**83%**	**66%**
Primary Care	**17%**	**34%**
Total	**100%**	**100%**

(1) Includes both triple-net lease structures, in which the tenant is directly responsible for all operating expenses of the property, and net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.

(2) A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses. The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable from the tenant.

(3) A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.

(4) U.S. physicians breakdown from AAMC, 2020 Physician Specialty Data Book.

(5) Includes renewal options.

(6) Includes both pure CPI leases and leases with a CPI floor ranging from 1.0% - 3%. The CPI escalator presented above is based on the average year-to-date year-over-year change in CPI, which will vary over time and is based on specific lease terms.

CCRC

As of and for the quarter ended September 30, 2021, dollars in thousands, except REVPOR

INVESTMENTS

	Property Count	Net Portfolio Investment[1]	Portfolio Real Estate Revenues, excluding NREFS	NREF Amortization	Portfolio Cash Opex	Portfolio Adjusted NOI	Units	Occupancy %	REVPOR CCRC[2]	NREF Cash Collections
Operator										
Life Care Services	13	$ 1,180,449	$ 83,911	$ 16,226	$ (83,694)	$ 16,443	6,385	79.9	$ 6,542	$ 22,247
Sunrise Senior Living	2	251,713	16,227	2,674	(13,987)	4,913	1,052	76.8	7,802	2,351
Remaining	—	—	—	—	(426)	(426)	N/A	N/A	N/A	—
Total	**15**	**$ 1,432,162**	**$ 100,137**	**$ 18,900**	**$ (98,107)**	**$ 20,930**	**7,437**	**79.5**	**$ 6,714**	**$ 24,598**

TOTAL CCRC PORTFOLIO

		3Q20	4Q20	1Q21	2Q21	3Q21
Property count		17	17	17	15	15
Gross Portfolio Investment	$	2,229,215	$ 2,242,867	$ 2,251,444	$ 2,203,751	$ 2,219,079
Net Portfolio Investment[1]		1,417,573	1,441,226	1,460,604	1,416,858	1,432,162
Units		8,328	8,328	8,326	7,438	7,437
IL, AL, and Memory Care Occupancy %		82.5	81.6	80.6	80.6	80.7
Skilled Nursing Occupancy %		64.6	66.4	69.5	73.7	73.5
Occupancy %		79.5	79.0	78.7	79.4	79.5
REVPOR CCRC[3]	$	6,589	$ 6,712	$ 6,687	$ 6,626	$ 6,714 [2]
Portfolio Real Estate Revenues	$	121,334	$ 123,132	$ 122,125	$ 119,810	$ 119,037
Portfolio Operating Expenses before management fee		(95,883)	(95,230)	(92,201)	(93,264)	(95,225)
Management fee		(3,907)	(4,041)	(3,723)	(3,704)	(3,607)
Portfolio NOI[3][4]	**$**	**21,544**	**$ 23,860**	**$ 26,200**	**$ 22,842**	**$ 20,206**
Portfolio Cash Real Estate Revenues	$	121,355	$ 123,131	$ 122,133	$ 119,824	$ 119,037
Portfolio Cash Operating Expenses before management fee		(94,221)	(91,419)	(92,189)	(92,052)	(94,500)
Management fee		(3,907)	(4,041)	(3,723)	(3,704)	(3,607)
Portfolio Adjusted NOI[3][4]	**$**	**23,228**	**$ 27,670**	**$ 26,221**	**$ 24,068**	**$ 20,930**
Portfolio Adjusted NOI Margin %		19.1	22.5	21.5	20.1	17.6

(1) Net Portfolio Investment is Gross Investment less Non-Refundable Entrance Fees ("NREFs") and refundable entrance fees, which appear on our Consolidated Balance Sheet in the Deferred revenue line and Accounts payable, accrued liabilities and other liabilities line, respectively. As of September 30, 2021, the balances of NREFs and refundable entrance fees were $490.6 million and $296.3 million, respectively.
(2) 3Q21 REVPOR excluding NREF amortization would be $5,648.
(3) Includes government grants under the CARES Act for 3Q20, 4Q20, 1Q21, 2Q21 and 3Q21 of $2.0 million, $2.7 million, $1.5 million, $0.1 million, and $0.0 million, respectively.
(4) Includes identifiable COVID-19 related expenses for 3Q20, 4Q20, 1Q21, 2Q21 and 3Q21 of $5.3 million, $4.3 million, $2.6 million, $1.5 million and $1.1 million, respectively.

CCRC | Same-Store

As of and for the quarter ended September 30, 2021, dollars in thousands, except REVPOR

SAME-STORE

		3Q20		4Q20		1Q21		2Q21		3Q21	Sequential Growth	Year-Over-Year Growth
Property count		15		15		15		15		15	—	—
Net Portfolio Investment[1]	$	1,360,110	$	1,382,550	$	1,401,030	$	1,415,981	$	1,432,162	1.1%	5.3%
Units		7,437		7,437		7,435		7,438		7,437	— %	—%
IL, AL, and Memory Care Occupancy %		82.5		81.6		80.6		80.6		80.7	10 bps	-180 bps
Skilled Nursing Occupancy %		64.6		66.4		69.5		73.7		73.5	-20 bps	890 bps
Occupancy %		79.5		79.0		78.7		79.4		79.5	10 bps	0 bps
REVPOR CCRC[2]	$	6,589	$	6,712	$	6,687	$	6,626	$	6,714	1.3%	1.9%
Portfolio Real Estate Revenues	$	116,793	$	118,323	$	117,437	$	117,395	$	119,037	1.4%	1.9%
Portfolio Operating Expenses		(94,991)		(94,807)		(90,429)		(94,366)		(98,405)	4.3%	3.6%
Portfolio NOI[2][3]	$	**21,802**	$	**23,516**	$	**27,008**	$	**23,029**	$	**20,632**	**(10.4%)**	**(5.4%)**
Portfolio Cash Real Estate Revenues	$	116,793	$	118,323	$	117,437	$	117,395	$	119,037	1.4%	1.9%
Portfolio Cash Operating Expenses		(93,315)		(91,007)		(90,429)		(93,157)		(97,681)	4.9%	4.7%
Portfolio Adjusted NOI[2][3]	$	**23,478**	$	**27,316**	$	**27,008**	$	**24,238**	$	**21,356**	**(11.9%)**	**(9.0%)**
Portfolio Adjusted NOI Margin %		20.1		23.1		23.0		20.6		17.9	-270 bps	-220 bps

PRO FORMA SAME-STORE[4]

		3Q20		4Q20		1Q21		2Q21		3Q21	Sequential Growth	Year-Over-Year Growth
REVPOR CCRC	$	6,490	$	6,567	$	6,612	$	6,621	$	6,713	1.4%	3.4%
Portfolio Real Estate Revenues	$	115,031	$	115,757	$	116,128	$	117,308	$	119,022	1.5%	3.5%
Portfolio Operating Expenses		(94,991)		(94,807)		(90,429)		(94,366)		(98,405)	4.3%	3.6%
Portfolio NOI	$	**20,040**	$	**20,950**	$	**25,699**	$	**22,942**	$	**20,617**	**(10.1%)**	**2.9%**
Portfolio Cash Real Estate Revenues	$	115,031	$	115,757	$	116,128	$	117,308	$	119,022	1.5%	3.5%
Portfolio Cash Operating Expenses		(93,315)		(91,007)		(90,429)		(93,157)		(97,681)	4.9%	4.7%
Portfolio Adjusted NOI	$	**21,716**	$	**24,750**	$	**25,699**	$	**24,151**	$	**21,341**	**(11.6%)**	**(1.7%)**
Portfolio Adjusted NOI Margin %		18.9		21.4		22.1		20.6		17.9	-270 bps	-100 bps

(1) Net Portfolio Investment is Gross Investment less NREFs and refundable entrance fees, which appear on our Consolidated Balance Sheet in the Deferred revenue line and Accounts payable, accrued liabilities and other liabilities line, respectively.
(2) Includes government grants under the CARES Act for 3Q20, 4Q20, 1Q21, 2Q21 and 3Q21 of $1.7 million, $2.6 million, $1.3 million, $0.1 million, and $0.0 million, respectively.
(3) Includes identifiable COVID-19 related expenses for 3Q20, 4Q20, 1Q21, 2Q21 and 3Q21 of $4.9 million, $4.1 million, $2.5 million, $1.5 million, and $1.1 million, respectively.
(4) Excludes government grants under the CARES Act for all periods presented.

Other

As of and for the quarter ended September 30, 2021, dollars in thousands

SOVEREIGN WEALTH FUND SENIOR HOUSING JV AT SHARE

	3Q20	4Q20	1Q21	2Q21	3Q21
Property count	19	19	19	19	19
Investment	$ 419,000	$ 420,699	$ 421,567	$ 437,201	$ 455,743
Units	3,317	3,317	3,317	3,354	3,354
Occupancy %	79.5	76.8	72.7	72.4	74.3
REVPOR Other	$ 3,997	$ 3,983	$ 4,117	$ 4,186	$ 4,000
Portfolio Real Estate Revenues	$ 17,902	$ 17,334	$ 16,980	$ 17,323	$ 17,109
Portfolio Operating Expenses before management fee	(12,629)	(12,506)	(11,794)	(11,650)	(12,617)
Management fee	(856)	(829)	(801)	(801)	(821)
Portfolio NOI[1][2]	**$ 4,417**	**$ 3,999**	**$ 4,385**	**$ 4,872**	**$ 3,672**
Portfolio Cash Real Estate Revenues	$ 17,946	$ 17,339	$ 17,068	$ 17,330	$ 17,121
Portfolio Cash Operating Expenses before management fee	(12,610)	(12,194)	(11,770)	(11,683)	(12,729)
Management fee	(856)	(829)	(801)	(801)	(821)
Portfolio Cash (Adjusted) NOI[1][2]	**$ 4,480**	**$ 4,316**	**$ 4,497**	**$ 4,845**	**$ 3,571**
Portfolio Cash (Adjusted) NOI Margin %	25.0	24.9	26.3	28.0	20.9

DEBT INVESTMENTS

			Weighted Average	
	Investment[3]	Interest Income	Yield	Maturity in Years[4]
Seller financing loans	$ 442,887	$ 6,071	5.4%	1.7
Other	24,162	677	7.5%	1.2
Total Debt Investments	**$ 467,049**	**$ 6,748**	**5.5%**	**1.7**

(1) Includes identifiable COVID-19 related expenses for 3Q20, 4Q20 1Q21, 2Q21 and 3Q21 of $0.3 million, $0.5 million, $0.3 million, $0.2 million, and $0.1 million, respectively.
(2) Includes government grants under the CARES Act for 1Q21 and 2Q21 of $0.2 million and $0.6 million, respectively.
(3) Excludes $6.6 million of estimated reserves for loan losses under the current expected credit losses accounting standard in accordance with ASC 326, and resident loans on CCRC entrance fee contracts of $22.6 million.
(4) Weighted average maturity in years is based on initial maturity and excludes extension options.

Discontinued Operations

Dollars in thousands
(unaudited)

The results of discontinued operations through September 30, 2021, or the disposal date of each asset or portfolio of assets, are included within the "income (loss) from discontinued operations" line of the consolidated statements of operations. In order to facilitate reconciliation of amounts throughout this Supplemental Report, detailed financial information for discontinued operations for the three and nine months ended September 30, 2021 and 2020 is presented below (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2021	2020	2021	2020
Revenues:				
Rental and related revenues	$ 694	$ 24,589	$ 7,535	$ 81,070
Resident fees and services	8,507	149,585	111,777	477,081
Total revenues	9,201	174,174	119,312	558,151
Costs and expenses:				
Interest expense	47	2,501	3,900	7,913
Depreciation and amortization	—	31,659	—	134,620
Operating	13,010	131,151	118,175	407,820
Transaction costs	—	602	76	1,141
Impairments and loan loss reserves (recoveries), net	21,740	36,327	32,736	81,556
Total costs and expenses	34,797	202,240	154,887	633,050
Other income (expense):				
Gain (loss) on sales of real estate, net	26,758	(2,134)	408,658	162,245
Other income (expense), net	(863)	316	5,150	2,442
Total other income (expense), net	25,895	(1,818)	413,808	164,687
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	**299**	**(29,884)**	**378,233**	**89,788**
Income tax benefit (expense)	221	(1,204)	1,345	9,424
Equity income (loss) from unconsolidated joint ventures	81	(731)	4,991	(915)
Income (loss) from discontinued operations	**$ 601**	**$ (31,819)**	**$ 384,569**	**$ 98,297**

2021 Guidance & Additional Items

Projected full year 2021, dollars in millions, except per share amounts				Range of Outcomes[1]		August Guidance for Updated Items
				Low End	High End	
Market Backdrop						
Acquisitions / Leverage[2]				$1.5B Acquisitions / ~5.5x Net Debt to EBITDA	$1.5B Acquisitions / ~5.5x Net Debt to EBITDA	$0.8B (~5x) - $1.5B (~5.5x)
2021 CARES Act Grants[3]				$6M	$10M	$6M
2021 Guidance						
Diluted earnings per common share				$0.94	$0.98	$0.95 - $1.01
Diluted Nareit FFO per common share				$1.09	$1.13	$1.06 - $1.12
Diluted FFO as Adjusted per common share				$1.58	$1.62	$1.55 - $1.61
Total Portfolio Year-Over-Year Same-Store Cash NOI				3.50%	4.00%	2.25% - 3.75%
Drivers of 2021 Guidance						
Same-Store Cash NOI[4]	**% of NOI**	**Low End**	**High End**			
Life Science	50%	6.25%	6.75%	$347	$349	5.25% - 6.25%
Medical Office	47%	2.50%	3.00%	$327	$329	2.00% - 3.00%
CCRC (2 Sunrise CCRCs)	3%	(25.00%)	(15.00%)	$18	$21	(30.00%) - (15.00%)
Total Portfolio Same-Store Cash NOI	**100%**	**3.50%**	**4.00%**	**$692**	**$698**	**2.25% - 3.75%**
LCS CCRC & Unconsolidated SWF SH JV Cash NOI[3]						
LCS CCRC Portfolio[5]				$70	$85	$70 - $90
Unconsolidated SWF SH JV[5]				$15	$20	$10 - $20
Total LCS CCRC & Unconsolidated SWF SH JV Cash NOI				**$85**	**$105**	**$80 - $110**
Sources & Uses						
SH disposition gross proceeds				$3,000	$3,000	
Other capital recycling (primarily Hoag Hospital purchase option)				350	350	
Dividend adjustment (adjust annualized dividend from $1.48 to $1.20 per share)				150	150	
Debt issued (long-term / short-term)				1,700	1,800	1,100 - 1,950
Total Sources				**$5,200**	**$5,300**	**$4,600 - $5,450**
Note: Sources exclude ~$320M of equity forwards with 18-month contracts.						
Bond / term loan repayments (including extinguishment charges)				$2,450	$2,450	
Capital spend (primarily development & redevelopment of $525M - $575M)				700	800	800 - 950
Seller financing (net funding in 2021)				300	300	
Secured debt payoffs, transaction-related costs and other[6]				250	250	
Acquisitions				1,500	1,500	800 - 1,500
Total Uses				**$5,200**	**$5,300**	**$4,600 - $5,450**

(1) Range of outcomes presented below incorporate various items shown on this page and page 42. Other items that may impact the range of outcomes include, but are not limited to: timing of acquisitions / dispositions / debt repayments and potential changes to interest rates.
(2) Leverage assumes settlement of equity forwards.
(3) Additional $4M of CARES Act grants at the high end of guidance is included in the high end of LCS CCRC & Unconsolidated SWF SH JV Cash NOI guidance.
(4) Cash (Adjusted) NOI values may not tie due to rounding. Please see the Discussion and Reconciliation of Non-GAAP Financial Measures for more detail on our website at https://ir.healthpeak.com/.
(5) Excluded from the 2021 same-store pool.
(6) Includes ~$200M of secured debt payoffs and ~$50M of transaction-related costs.

2021 Guidance & Additional Items

Projected full year 2021, dollars in millions, except per share amounts

	Range of Outcomes[1]		August Guidance for Updated Items
	Low End	**High End**	
Other Supplemental Information - Cash Addition (Reduction)			
Amortization of stock-based compensation	$19	$21	
Amortization of deferred financing costs	$7	$11	
Straight line rents	($25)	($30)	
AFFO capital expenditures[2]	($95)	($110)	($85) - ($105)
Deferred income taxes	($5)	($10)	
Other AFFO adjustments	($15)	($25)	
Capital Expenditures (excluding AFFO Capital Expenditures)[3]			
1st generation TIs / revenue enhancing / ICE / casualty related	$175	$225	$200 - $250
Development and Redevelopment	$525	$575	$600 - $700
Other Items			
Interest income[4]	$23	$33	
General and administrative (excludes restructuring and severance related charges)	($90)	($95)	
Interest expense	($155)	($170)	($155) - ($175)
CCRC and Senior Housing Occupancy[5]			
CCRCs December 2021 Average Daily Census (ADC) Occupancy[6]	78%	81%	79% - 86%
Unconsolidated SWF SH JV December 2021 Average Daily Census (ADC) Occupancy[7]	72%	77%	70% - 80%

(1) Range of outcomes presented below incorporate various items shown on this page and page 41. Other items that may impact the range of outcomes include, but are not limited to: timing of acquisitions / dispositions / debt repayments and potential changes to interest rates.
(2) Increase in AFFO capital expenditures is primarily driven by Life Science leasing commissions due to higher leasing volume than previously forecasted.
(3) Includes our share of Unconsolidated JVs.
(4) 2021 Interest Income Guidance excludes $6 million of accelerated recognition of a mark-to-market discount, less loan fees, resulting from prepayments on loans receivable which is included in interest income in the Consolidated Statements of Operations for the second quarter.
(5) Average Daily Census (ADC) occupancy represents the facilities' average operating Occupancy for the month of December 2021. The percentages are calculated based on units for senior housing facilities and available beds for post-acute / skilled facilities.
(6) The population set is comprised of 15 properties (2 operated by Sunrise and 13 operated by LCS). ADC occupancy for the month of December 2020 was 78.8%.
(7) The population set is comprised of 19 properties (Unconsolidated SWF SH joint venture). ADC occupancy for the month of December 2020 was 75%.

Glossary

Adjusted Fixed Charge Coverage*
Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDAre and Fixed Charges.

Adjusted Funds From Operations ("AFFO")*
See the "Adjusted Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding AFFO.

Annualized Base Rent
The most recent month's (or subsequent month's if acquired in the most recent month) base rent including additional rent floors, cash income from DFLs, and/or interest income annualized for 12 months. Annualized Base Rent includes the Company's share of unconsolidated JVs calculated on the same basis and excludes properties in our CCRC segment, properties sold or held for sale during the quarter, and noncontrolling interests' share of consolidated JVs calculated on the same basis. Further, Annualized Base Rent does not include expense recoveries, additional rents in excess of floors, and non-cash revenue adjustments (i.e., straight-line rents, amortization of market lease intangibles, DFL non-cash interest and deferred revenues). We use Annualized Base Rent for the purpose of determining Lease Expirations and Debt Investment Maturities.

Completion Date - Development/Redevelopment
For Developments, management's estimate of the period the core and shell structure improvements are expected to be or have been completed. For Redevelopments, management's estimate of the period in which major construction activity in relation to the scope of the project has been or will be substantially completed and excludes the completion of tenant improvements.

Consolidated Debt
The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets*
The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt
Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Continuing Care Retirement Community ("CCRC")
A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Debt Investments
Loans secured by a direct interest in real estate and mezzanine loans.

Development
Includes ground-up construction. Newly completed developments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Direct Financing Lease ("DFL")
Lease for which future minimum lease payments are recorded as a receivable and the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield.

EBITDAre and Adjusted EBITDAre*
EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, restructuring and severance related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock compensation expense, and foreign currency remeasurement losses (gains). EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis.

Enterprise Debt*
Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets*
Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt*
Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees
Certain of our CCRC communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, Nareit FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Glossary

Financial Leverage*
Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Fixed Charges*
Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted*
See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding Nareit FFO and FFO as Adjusted.

Healthcare Affiliated
Represents properties that are on-campus or adjacent to a healthcare system and properties that are leased 1/3 or more to a health system or physician group.

Initial Capital Expenditures ("ICE")
Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.

Investment and Portfolio Investment*
Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of DFLs and Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment exclude land held for development.

Metropolitan Statistical Areas ("MSA")
Metropolitan Statistical Areas are geographic entities delineated by the Office of Management and Budget for use by Federal Statistical agencies in collecting, tabulating, and publishing Federal statistics. A metro area contains a core urban area of 50,000 or more population, consists of one or more counties and includes the counties containing the core urban area, as well as any adjacent counties that have a high degree of social and economic integration (as measured by commuting to work) with the urban core.

Net Debt*
Enterprise Debt less the carrying amount of cash and cash equivalents as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents from our unconsolidated JVs. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre*
Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income ("NOI") and Cash (Adjusted) NOI*
NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, income from direct financing leases, and government grant income and exclusive of interest income), less property level operating expenses (which exclude transition costs); NOI excludes all other financial statement amounts included in net income (loss). Cash (Adjusted) NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. NOI and Cash (Adjusted) NOI include the Company's pro rata share of NOI and Cash (Adjusted) NOI from its unconsolidated JVs and exclude noncontrolling interests' pro rata share of NOI and Cash (Adjusted) NOI from consolidated joint ventures.

Occupancy
For life science facilities and medical office buildings, Occupancy represents the percentage of total rentable square feet leased where rental payments have commenced, including month-to-month leases, as of the end of the period reported. For senior housing facilities, Occupancy represents the facilities' average operating Occupancy for the most recent calendar quarter (year-to-date for year-to-date SS) available based on units. The percentages shown are weighted to reflect our share and exclude newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant period, vacant facilities, facilities held for sale, facilities for which agreement has been reached to change reporting structure, and facilities for which data is not available or meaningful. All facility financial performance data was derived solely from information provided by operators/tenants/borrowers without independent verification by us.

Portfolio Adjusted NOI*
Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Portfolio Cash Operating Expenses*
Consolidated cash operating expenses plus the Company's pro rata share of cash operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of cash operating expenses from consolidated JVs. Portfolio Cash Operating Expenses represent property level operating expenses (which exclude transition costs) after eliminating the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Portfolio Income*
Cash (Adjusted) NOI plus interest income plus our pro rata share of Cash (Adjusted) NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash (Adjusted) NOI from consolidated JVs.

Portfolio Real Estate Revenues* and Portfolio Cash Real Estate Revenues*
Portfolio Real Estate Revenues include rental related revenues, resident fees and services, income from DFLs, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues include Portfolio Real Estate Revenues after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Glossary

Redevelopment

Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Retention Rate

The ratio of total renewed square feet to the total square feet expiring and available for lease, excluding the square feet for tenant leases terminated for default or buy-out prior to the expiration of the lease and leases in assets designated as Held for Sale.

REVPOR CCRC*

The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the CCRC portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share.

REVPOR Other*

The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR Other excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the Other portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share.

RIDEA

A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Same-Store ("SS")*

Same-Store NOI and Cash (Adjusted) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our consolidated portfolio of properties. Same-Store Adjusted NOI excludes amortization of deferred revenue from tenant-funded improvements and certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Properties are included in Same-Store once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, a change in reporting structure or operator transition has been agreed to, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue. We do not report Same-Store metrics for our other non-reportable segments.

Secured Debt Ratio*

Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Share of Consolidated Joint Ventures ("JVs")

Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures

Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Stabilized / Stabilization

Newly acquired operating assets are generally considered Stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered Stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered stabilized after 12 months in operations under a consistent reporting structure.

Total Market Equity

The total number of outstanding shares of our common stock multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

Units/Square Feet/Capacity

Senior housing facilities are measured in available units (e.g., studio, one or two bedroom units). Life science facilities and medical office buildings are measured in square feet, excluding square footage for development or square footage removed from service for redevelopment properties prior to completion. Capacities are presented at 100% ownership share.

* Non-GAAP Supplemental Measures
Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at http://ir.healthpeak.com/quarterly-results.

Debt Ratios
Adjusted EBITDAre and Adjusted Fixed Charge Coverage

Dollars in thousands

NET INCOME TO ADJUSTED EBITDAre

	Three Months Ended September 30, 2021
Net income (loss)	$ 61,906
Interest expense[1]	35,952
Income tax expense (benefit)[1]	(870)
Depreciation and amortization	177,175
Other depreciation and amortization	1,133
Loss (gain) on sales of real estate[1]	(41,393)
Impairments (recoveries) of depreciable real estate	1,952
Share of unconsolidated JV:	
Interest expense	(384)
Income tax expense (benefit)	(693)
Depreciation and amortization	4,722
Gain on sale of real estate from unconsolidated JVs	(1,068)
EBITDAre	$ 238,432
Transaction-related items, excluding taxes	1,279
Other impairments (recoveries) and losses (gains)[2]	20,073
Loss (gain) on debt extinguishments	667
Casualty-related charges (recoveries), excluding taxes	571
Amortization of stock-based compensation	4,436
Adjusted EBITDAre	$ 265,458
ADJUSTED FIXED CHARGE COVERAGE	
Interest expense, including unconsolidated JV interest expense at share	35,568
Capitalized interest	6,096
Fixed Charges	$ 41,664
Adjusted Fixed Charge Coverage	**6.4x**

(1) This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations and the detailed financial information in the Discontinued Operations Reconciliation section of this Supplemental Report.

(2) For the three months ended September 30, 2021, includes the following: (i) a $22 million goodwill impairment charge in connection with our senior housing asset sales reported in income (loss) from discontinued operations in the Consolidated Statements of Operations offset by (ii) $2 million of loan loss recoveries recorded in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

Debt Ratios

As of and for the quarter ended September 30, 2021, dollars in thousands

ENTERPRISE DEBT AND NET DEBT

	September 30, 2021	Pro Forma September 30, 2021[1]
Bank line of credit and commercial paper	$ 1,024,000	
Senior unsecured notes	4,157,834	
Mortgage debt	356,570	
Consolidated Debt	$ **5,538,404**	
Share of unconsolidated JV mortgage debt	30,510	
Enterprise Debt	$ **5,568,914**	$ **5,568,914**
Cash and cash equivalents[2]	(215,104)	(534,182)
Share of unconsolidated JV cash and cash equivalents	(13,559)	(13,559)
Net Debt	$ **5,340,251**	$ **5,021,173**

FINANCIAL LEVERAGE

	September 30, 2021
Enterprise Debt	$ 5,568,914
Enterprise Gross Assets	17,967,629
Financial Leverage	31.0%

SECURED DEBT RATIO

	September 30, 2021
Mortgage debt	$ 356,570
Share of unconsolidated JV mortgage debt	30,510
Enterprise Secured Debt	$ **387,080**
Enterprise Gross Assets	17,967,629
Secured Debt Ratio	2.2%

NET DEBT TO ADJUSTED EBITDAre

	Three Months Ended September 30, 2021	Pro Forma Three Months Ended September 30, 2021[1]
Net Debt	$ 5,340,251	$ 5,021,173
Annualized Adjusted EBITDAre[3]	1,061,832	1,061,832
Net Debt to Adjusted EBITDAre	5.0x	4.7x

(1) Pro forma cash and cash equivalents and the resulting Net Debt to Adjusted EBITDAre at September 30, 2021 is adjusted to include $319 million of net proceeds from the future expected settlement of shares issued through the Company's ATM forward contracts.
(2) Includes cash and cash equivalents of $14 million on assets held for sale.
(3) Represents the current quarter Adjusted EBIDTAre multiplied by a factor of four.

Information

BOARD OF DIRECTORS

BRIAN G. CARTWRIGHT
Chairman of the Board, Healthpeak Properties, Inc.
Former General Counsel,
U.S. Securities and Exchange Commission

THOMAS M. HERZOG
Chief Executive Officer, Healthpeak Properties, Inc.

CHRISTINE N. GARVEY
Former Global Head of Corporate
Real Estate Services, Deutsche Bank AG

R. KENT GRIFFIN, JR.
Managing Director, PHICAS Investors
Former President, BioMed Realty Trust, Inc.

DAVID B. HENRY
Former Vice Chairman and Chief Executive Officer,
Kimco Realty Corporation

LYDIA H. KENNARD
President and Chief Executive Officer,
KDG Construction Consulting

SARA GROOTWASSINK LEWIS
Founder and Chief Executive Officer,
Lewis Corporate Advisors, LLC

KATHERINE M. SANDSTROM
Former Senior Managing Director,
Heitman LLC

EXECUTIVE MANAGEMENT

THOMAS M. HERZOG
Chief Executive Officer

SCOTT M. BRINKER
President
Chief Investment Officer

THOMAS M. KLARITCH
Chief Operating Officer

TROY E. MCHENRY
Chief Legal Officer
General Counsel

PETER A. SCOTT
Chief Financial Officer

SHAWN G. JOHNSTON
Executive Vice President
Chief Accounting Officer

JEFFREY H. MILLER
Executive Vice President
Development & CCRC

LISA A. ALONSO
Executive Vice President
Chief Human Resources Officer

The Cove
San Francisco, CA



Forward-Looking Statements & Risk Factors

Statements contained in this supplemental report that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions; and (ii) the information presented in the section titled "2021 Guidance and Additional Items." Pending acquisitions, dispositions, and leasing activity including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this supplemental report, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the COVID-19 pandemic and health and safety measures intended to reduce its spread, the availability, effectiveness and public usage and acceptance of vaccines, and how quickly and to what extent normal economic and operating conditions can resume within the markets in which we operate; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; increased competition, operating costs and market changes affecting our tenants, operators and borrowers; the financial condition of our tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested in multiple industries; our ability to identify replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; our property development and redevelopment activity risks, including costs above original estimates, project delays and lower occupancy rates and rents than expected; changes within the life science industry; high levels of regulation, funding requirements, expense and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our MOBs are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to maintain or expand our hospital and health system client relationships; economic and other conditions that negatively affect geographic areas from which we recognize a greater percentage of our revenue; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of contingent rent provisions and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to make material acquisitions and successfully integrate them; the potential impact on us and our tenants, operators and borrowers from litigation matters, including rising liability and insurance costs; our ability to foreclose on collateral securing our real estate-related loans; laws or regulations prohibiting eviction of our tenants; the failure of our tenants and operators to comply with federal, state and local laws and regulations, including resident health and safety requirements, as well as licensure, certification and inspection requirements; required regulatory approvals to transfer our healthcare properties; compliance with the Americans with Disabilities Act and fire, safety and other health regulations; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administration decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Program and other COVID-19 related stimulus and relief programs; volatility or uncertainty in the capital markets, the availability and cost of capital as impacted by interest rates, changes in our credit ratings and the value of our common stock, and other conditions that may adversely impact our ability to fund our obligations or consummate transactions, or reduce the earnings

Continued



Freedom Pointe at the Villages
The Villages, FL

Forward-Looking Statements & Risk Factors (concluded)

from potential transactions; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; changes in global, national and local economic and other conditions; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; environmental compliance costs and liabilities associated with our real estate investments; our ability to maintain our qualification as a real estate investment trust ("REIT"); changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; unfavorable litigation resolution or disputes; the loss or limited availability of our key personnel; and other risks and uncertainties described from time to time in our Securities and Exchange Commission (SEC) filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

The information in this supplemental report should be read in conjunction with our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein. You can access these documents on our website, www.healthpeak.com, free of charge, as well as amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on our website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers' experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, such surveys and market research are subject to assumptions, estimates and other uncertainties and the Company has not independently verified this information.

For more information, contact Andrew Johns, Vice President - Corporate Finance and Investor Relations, at (720) 428-5050.


35 CambridgePark Drive
Boston, MA

Corporate HQ, Denver, CO

5050 South Syracuse Street, Suite 800
Denver, CO 80237
(720) 428 - 5050

Irvine, CA

1920 Main Street, Suite 1200
Irvine, CA 92614

Nashville, TN

3000 Meridian Boulevard, Suite 200
Franklin, TN 37067

Healthpeak® PROPERTIES

healthpeak.com